STATEMENT OF INVESTMENTS

Dreyfus Bond Market Index Fund

July 31, 2007 (Unaudited)

Bonds and Notes--98.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.3%				
Boeing,				
Debs.	7.25	6/15/25	150,000	173,891
Northrop Grumman,				
Debs.	7.75	3/1/16	540,000	610,922
Raytheon,				
Debs.	7.20	8/15/27	150,000	168,811
United Technologies,				
Unsub. Notes	4.88	5/1/15	500,000	475,981
United Technologies,				
Debs.	8.75	3/1/21	50,000	62,768
				1,492,373
Agricultural--.1%				
Archer-Daniels-Midland,				
Debs.	7.13	3/1/13	281,000	**300,404**
Airlines--.0%				
Continental Airlines,				
Pass-Through Certificates,				
Ser. 974A	6.90	7/2/19	209,879	**214,013**
Asset-Backed Ctfs./Auto Receivables--.3%				
Americredit Automobile Receivables				
Trust, Ser. 2006-RM, Cl. A2	5.42	8/8/11	500,000	501,612
Honda Auto Receivables Owner				
Trust, Ser. 2006-1, Cl. A3	5.07	2/18/10	350,000	349,678
Honda Auto Receivables Owner				
Trust, Ser. 2007-1, Cl. A4	5.09	7/18/13	700,000	698,820
				1,550,110
Asset-Backed Ctfs./Credit Cards--.3%				
Bank One Issuance Trust,				
Ser. 2004-A1, Cl. A1	3.45	10/17/11	950,000	927,688
Bank One Issuance Trust,				
Ser. 2003-C3, Cl. C3	4.77	2/16/16	200,000	190,272
Citibank Credit Card Issuance				
Trust, Ser. 2005-A4, Cl. A4	4.40	6/20/14	500,000	481,330
				1,599,290
Asset-Backed Ctfs./Home Equity Loans--.4%				
Centex Home Equity,				
Ser. 2005-C, Cl. AF5	5.05	6/25/35	200,000 a	184,250
Countrywide Asset-Backed				
Certificates, Ser. 2006-11,				
Cl. 1AF4	6.30	9/25/46	1,030,000	1,034,737
CPL Transition Funding,				
Ser. 2002-1, Cl. A4	5.96	7/15/15	550,000	562,295
Peco Energy Transition Trust,				
Ser. 1999-A, Cl. A7	6.13	3/1/09	235,000	235,911
				2,017,193

Automobile Manufacturers--.1%

DaimlerChrysler N.A. Holding,				
Gtd. Notes	7.30	1/15/12	400,000	423,942
DaimlerChrysler N.A. Holding,				
Gtd. Notes	8.50	1/18/31	200,000	248,227
				672,169

Banks--3.3%

Abbey National,				
Sub. Debs.	7.95	10/26/29	350,000	421,822
Bank of America,				
Unscd. Notes	5.13	11/15/14	350,000	336,407
Bank of America,				
Sr. Notes	5.63	10/14/16	575,000	564,880
Bank of America,				
Sub. Notes	7.80	2/15/10	500,000	530,133
Bank One,				
Sub. Notes	5.90	11/15/11	500,000	510,587
Bayerische Landesbank/New York,				
Sub. Notes	5.88	12/1/08	300,000	302,609
BB & T,				
Sub. Notes	4.75	10/1/12	325,000	313,404
Dresdner Bank-New York,				
Sub. Debs.	7.25	9/15/15	145,000	160,011
First Tennessee Bank,				
Sub. Notes	5.65	4/1/16	250,000	244,597
Fleet Financial Group,				
Sub. Notes	7.38	12/1/09	175,000	183,253
Golden West Financial,				
Sr. Notes	4.75	10/1/12	1,000,000	975,331
HSBC Holdings,				
Sub. Notes	6.50	5/2/36	250,000	250,129
HSBC Holdings,				
Sub. Notes	7.50	7/15/09	200,000	208,211
KeyBank,				
Sub. Debs.	6.95	2/1/28	100,000	106,882
KFW International Finance,				
Gtd. Debs.	8.00	2/15/10	35,000	37,435
KFW,				
Gov't Gtd. Notes	3.25	3/30/09	1,250,000	1,216,663
KFW,				
Gov't Gtd. Bonds	4.13	10/15/14	350,000 b	333,406
KFW,				
Gov't Gtd. Notes	4.88	1/17/17	550,000	536,407
Korea Development Bank,				
Notes	5.50	11/13/12	350,000	347,804
Landwirtschaftliche Rentenbank,				
Gov't Gtd. Notes, Ser. 6	3.88	9/4/08	1,175,000	1,159,038
National City Bank,				
Bonds	4.50	3/15/10	1,275,000	1,253,004
NationsBank,				
Sub. Notes	7.80	9/15/16	160,000	180,547
NB Capital Trust IV,				

Gtd. Cap. Secs.	8.25	4/15/27	55,000	57,246
Oesterreichische Kontrollbank,				
Govt. Gtd. Notes	4.88	2/16/16	500,000	486,251
PNC Funding,				
Gtd. Notes	5.25	11/15/15	225,000 b	216,716
Royal Bank of Scotland Group,				
Sub. Notes	6.38	2/1/11	410,000	424,459
Sanwa Finance Aruba,				
Bank Gtd. Notes	8.35	7/15/09	150,000	158,256
SouthTrust,				
Sub. Notes	5.80	6/15/14	500,000	508,268
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	500,000 a	489,543
State Street Bank & Trust,				
Sub. Notes	5.25	10/15/18	200,000	190,776
Suntrust Capital VIII,				
Gtd. Bonds	6.10	12/1/66	335,000 a,b	296,447
U.S. Bank,				
Sub. Notes	6.38	8/1/11	100,000	103,551
Union Planters,				
Sr. Unscd. Notes	4.38	12/1/10	400,000	392,140
Wachovia Bank,				
Sub. Notes	5.00	8/15/15	250,000	237,835
Washington Mutual Bank,				
Sub. Notes	5.13	1/15/15	400,000	376,064
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	420,000	434,296
Wells Fargo Bank,				
Sub. Notes	5.75	5/16/16	750,000	743,577
Westpac Banking,				
Sub. Notes	4.63	6/1/18	500,000	457,166
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	250,000	249,361
				15,994,512
Building & Construction--.3%				
CRH America,				
Gtd. Notes	5.30	10/15/13	500,000	475,852
D.R. Horton,				
Sr. Unsub. Notes	6.50	4/15/16	140,000	127,444
Masco,				
Sr. Unsub. Bonds	4.80	6/15/15	300,000	269,960
Pulte Homes,				
Sr. Notes	5.25	1/15/14	500,000	439,422
				1,312,678
Chemicals--.2%				
E.I. Du Pont De Nemours,				
Sr. Unscd. Notes	5.25	12/15/16	400,000	382,156
Lubrizol,				
Sr. Notes	5.50	10/1/14	150,000	142,270
Potash of Saskatchewan,				
Unscd. Notes	7.75	5/31/11	200,000	215,118
				739,544

Commercial & Professional Services--.2%

R.R. Donnelley & Sons,				
Sr. Unscd. Notes	4.95	5/15/10	750,000	**737,608**

Commercial Mortgage Pass-Through Ctfs.--5.0%

Banc of America Commercial				
Mortgage, Ser. 2005-3, Cl. A4	4.67	7/10/43	1,000,000	929,195
Banc of America Commercial				
Mortgage, Ser. 2000-2, Cl. A2	7.20	9/15/32	600,000	622,120
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-PWR9,				
Cl. A4A	4.87	9/11/42	900,000	845,515
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				
Cl. A4	5.90	9/11/38	850,000 a	843,504
Bear Stearns Commercial Mortgage				
Securities, Ser. 1999-WF2,				
Cl. A2	7.08	7/15/31	247,891	252,990
Chase Commercial Mortgage				
Securities, Ser. 2000-3, Cl. A2	7.32	10/15/32	450,000	469,009
Chase Commercial Mortgage				
Securities, Ser. 2000-2, Cl. A2	7.63	7/15/32	250,000	263,330
Citigroup/Deutsche Bank Commercial				
Mortgage Trust, Ser. 2005-CD1,				
Cl. A4	5.40	7/15/44	1,500,000 a	1,450,157
Commercial Mortgage Pass-Through				
Ctfs., Ser. 2005-LP5, Cl. A2	4.63	5/10/43	1,500,000	1,472,100
Credit Suisse Mortgage Capital				
Ctfs., Ser. 2006-C3, Cl. A3	6.02	6/15/38	500,000 a	499,626
CS First Boston Mortgage				
Securities, Ser. 2002-CKP1,				
Cl. A3	6.44	12/15/35	675,000	698,749
CS First Boston Mortgage				
Securities, Ser. 1999-C1,				
Cl. A2	7.29	9/15/41	892,789	917,305
GE Capital Commercial Mortgage,				
Ser. 2002-1A, Cl. A3	6.27	12/10/35	850,000	873,459
GMAC Commercial Mortgage				
Securities, Ser. 1998-C1,				
Cl. A2	6.70	5/15/30	95,357	95,571
Greenwich Capital Commercial				
Funding, Ser. 2005-GG5, Cl. A5	5.22	4/10/37	1,000,000	961,467
GS Mortgage Securities II,				
Ser. 2005-GG4, Cl. A3	4.61	7/10/39	775,000	742,413
Heller Financial Commercial				
Mortgage Asset, Ser. 1999-PH1,				
Cl. A2	6.85	5/15/31	606,920	614,621
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2004-CB8, Cl. A4	4.40	1/12/39	1,000,000	927,522
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	600,000	565,118

J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB14, Cl. A4	5.48	12/12/44	500,000		486,434
JP Morgan Chase Commercial Mortgage Securities, Ser. 2007-LDPX, Cl. A3	5.42	1/15/49	1,200,000		1,151,679
LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2	7.33	10/15/32	198,923		204,123
LB-UBS Commercial Mortgage Trust, Ser. 2005-C3, Cl. AJ	4.84	7/15/40	500,000		465,367
LB-UBS Commercial Mortgage Trust, Ser. 2004-C6, Cl. A6	5.02	8/15/29	275,000		263,846
LB-UBS Commercial Mortgage Trust, Ser. 2000-C3, Cl. A2	7.95	5/15/25	1,093,903		1,147,948
Merrill Lynch Mortgage Trust, Ser. 2003-KEY1, Cl. A4	5.24	11/12/35	500,000		487,982
Morgan Stanley Capital I, Ser. 2004-T13, Cl. A4	4.66	9/13/45	1,000,000		944,161
Morgan Stanley Capital I, Ser. 2007-IQ14, Cl.A4	5.69	4/15/49	1,300,000		1,268,930
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A4	5.73	7/12/44	500,000		493,691
Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A2	4.92	3/12/35	500,000		482,831
Salomon Brothers Mortgage Securities VII, Ser. 2000-C1, Cl. A2	7.52	12/18/09	300,000		310,713
Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C20, Cl. A7	5.12	7/15/42	800,000		763,759
Wachovia Bank Commercial Mortgage Trust, Ser. 2004-C11, Cl. A5	5.22	1/15/41	800,000		777,418
Wachovia Bank Commercial Mortgage Trust, Ser. 2006-C27, Cl. A3	5.77	7/15/45	1,150,000	a	1,135,937
					24,428,590
Consumer Products--.2%					
Avon Products, Notes	4.20	7/15/18	250,000	b	219,851
Procter & Gamble, Unsub. Notes	6.88	9/15/09	750,000		775,803
					995,654
Diversified Financial Services--3.8%					
AEP Texas Central Transition Funding, Scd. Bonds, Ser. A-4	5.17	1/1/18	250,000		243,529
Bear Stearns Cos., Sub. Notes	5.55	1/22/17	500,000	b	457,735
Capital One Bank, Notes	4.25	12/1/08	275,000		270,433
Capital One Capital III, Gtd. Notes	7.69	8/15/36	200,000		191,848
CIT Group Funding, Gtd. Notes	4.65	7/1/10	1,375,000	a	1,338,410
Citigroup,					

Sr. Unscd. Notes	6.00	2/21/12	750,000 b	764,124
Citigroup,				
Sub. Notes	6.13	8/25/36	500,000	485,460
Citigroup,				
Debs.	6.63	1/15/28	100,000 b	104,953
Countrywide Home Loans,				
Gtd. Notes, Ser. L	4.00	3/22/11	750,000	694,138
Credit Suisse USA,				
Notes	5.50	8/15/13	1,000,000	991,600
European Investment Bank,				
Bonds	4.88	1/17/17	350,000 b	339,571
General Electric Capital,				
Sr. Unscd. Notes	5.00	1/8/16	375,000 b	357,239
General Electric Capital,				
Notes, Ser. A	5.45	1/15/13	650,000	649,174
General Electric Capital,				
Notes, Ser. A	6.75	3/15/32	400,000	436,933
General Electric Capital,				
Unscd. Debs.	8.30	9/20/09	15,000	15,943
Goldman Sachs Group,				
Gtd. Cap. Secs.	6.35	2/15/34	350,000	320,751
Goldman Sachs Group,				
Notes	6.60	1/15/12	2,500,000	2,587,520
Goldman Sachs Group,				
Notes	7.35	10/1/09	100,000	104,025
Household Finance,				
Notes	4.75	7/15/13	700,000	659,884
Household Finance,				
Notes	8.00	7/15/10	630,000	672,118
International Lease Finance,				
Sr. Notes	5.00	4/15/10	1,200,000	1,185,948
International Lease Finance,				
Notes	5.65	6/1/14	350,000	349,459
Janus Capital Group,				
Notes	6.25	6/15/12	75,000	75,983
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	200,000	183,769
JP Morgan Chase XVII,				
Sub. Bonds	5.85	8/1/35	310,000	278,644
JPMorgan Chase & Co.,				
Sub. Notes	6.75	2/1/11	1,000,000	1,042,597
Lehman Brothers Holdings,				
Sr. Unscd. Notes	6.63	1/18/12	650,000	668,708
MBNA America Bank,				
Sub. Notes	6.75	3/15/08	100,000	100,724
Merrill Lynch & Co.,				
Notes	5.45	7/15/14	565,000	549,569
Merrill Lynch & Co.,				
Sub. Notes	6.05	5/16/16	575,000	568,204
Merrill Lynch & Co.,				
Notes	6.88	11/15/18	150,000	160,253
Morgan Stanley,				

Sr. Unscd. Notes	7.25	4/1/32	300,000	323,489
National Rural Utilities				
Cooperative Finance, Coll.				
Trust Notes	4.38	10/1/10	600,000	581,952
Residential Capital,				
Gtd. Notes	6.38	6/30/10	435,000 a	409,757
SLM,				
Notes, Ser. A	5.00	4/15/15	450,000	372,779
Toyota Motor Credit,				
Unscd. Notes	4.35	12/15/10	150,000 b	146,811
UBS Paine Webber Group,				
Sr. Notes	6.55	4/15/08	150,000	150,463
				18,834,497
Diversified Metals & Mining--.2%				
Alcan,				
Debs.	7.25	3/15/31	350,000	384,812
Alcoa,				
Sr. Unscd. Notes	5.72	2/23/19	112,000	108,548
Inco,				
Bonds	7.20	9/15/32	100,000	100,860
Noranda,				
Notes	5.50	6/15/17	165,000	158,329
Vale Overseas,				
Gtd. Notes	6.25	1/23/17	400,000	397,944
				1,150,493
Electric Utilities--1.4%				
Cincinnati Gas & Electric,				
Unscd. Debs.	5.70	9/15/12	185,000	185,988
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	150,000	145,665
Consolidated Edison of New York,				
Notes	6.20	6/15/36	200,000	199,955
Constellation Energy Group,				
Notes	7.60	4/1/32	250,000	277,554
Consumers Energy,				
First Mortgage Bonds	5.50	8/15/16	200,000	195,287
Dominion Resources,				
Sr. Notes	6.30	3/15/33	100,000	98,111
Exelon,				
Sr. Unscd. Notes	4.90	6/15/15	500,000	462,059
FirstEnergy,				
Unsub. Notes, Ser. C	7.38	11/15/31	120,000	130,838
Florida Power & Light,				
First Mortgage Bonds	5.63	4/1/34	250,000	238,189
Hydro-Quebec,				
Gov't Gtd. Notes, Ser. HH	8.50	12/1/29	200,000	270,804
Hydro-Quebec,				
Gov't Gtd. Debs., Ser. HK	9.38	4/15/30	20,000	29,322
MidAmerican Energy Holdings,				
Sr. Unscd. Notes	5.88	10/1/12	950,000	964,587
NiSource Finance,				
Gtd. Notes	5.40	7/15/14	150,000 b	143,785

Ohio Power,				
Sr. Notes, Ser. F	5.50	2/15/13	400,000	395,698
Oncor Electric Delivery,				
Scd. Notes	7.00	5/1/32	250,000	263,623
Pacific Gas & Electric,				
Unscd. Bonds	6.05	3/1/34	100,000	97,405
Pacificorp,				
First Mortgage Bonds	5.75	4/1/37	235,000	221,588
PPL Electric Utilities,				
Scd. Bonds	6.25	8/15/09	300,000	306,066
Progress Energy,				
Sr. Notes	7.10	3/1/11	500,000	526,013
Public Service Company of				
Colorado, First Mortgage Bonds	7.88	10/1/12	350,000	388,579
Public Service Electric El & Gas,				
First Mortgage Bonds	5.25	7/1/35	230,000	203,900
South Carolina Electric & Gas,				
First Mortgage Bonds	6.63	2/1/32	200,000	215,909
Southern California Edison,				
Sr. Unscd. Notes	6.65	4/1/29	100,000	105,301
Southern Power,				
Sr. Unscd. Notes, Ser. D	4.88	7/15/15	300,000	279,995
Virginia Electric & Power,				
Sr. Unscd. Notes, Ser. A	5.40	1/15/16	500,000	483,888
				6,830,109
Environmental Control--.0%				
USA Waste Services,				
Sr. Unscd. Notes	7.00	7/15/28	150,000	**155,450**
Food & Beverages--.9%				
Bottling Group,				
Gtd. Notes	4.63	11/15/12	350,000	339,150
Coca-Cola Enterprises,				
Debs.	6.70	10/15/36	250,000	265,860
Coca-Cola Enterprises,				
Debs.	8.50	2/1/22	100,000	123,481
ConAgra Foods,				
Sr. Unscd. Notes	7.00	10/1/28	350,000	358,741
General Mills,				
Unscd. Notes	6.00	2/15/12	125,000	128,053
H.J. Heinz,				
Debs.	6.38	7/15/28	100,000 b	93,439
Hershey,				
Unsub. Notes	5.30	9/1/11	750,000	746,576
Hershey,				
Debs.	8.80	2/15/21	30,000	37,564
Kroger,				
Gtd. Notes	7.25	6/1/09	550,000	566,294
Nabisco,				
Unscd. Debs.	7.55	6/15/15	640,000	693,652
Safeway,				
Sr. Unscd. Notes	5.80	8/15/12	210,000	211,130
Sara Lee,				

Sr. Unscd. Notes	6.25	9/15/11	300,000	306,258
SYSCO,				
Sr. Notes	5.38	9/21/35	350,000	307,349
Tyson Foods,				
Sr. Unscd. Notes	6.85	4/1/16	90,000 a	91,763
				4,269,310
Foreign/Governmental--2.1%				
Asian Development Bank,				
Sr. Unsub. Notes	4.50	9/4/12	750,000	734,068
European Investment Bank,				
Notes	4.63	5/15/14	500,000	484,010
European Investment Bank,				
Bonds	4.63	10/20/15	350,000	336,230
International Bank for				
Reconstruction & Development,				
Bonds	5.00	4/1/16	700,000	690,831
International Bank for				
Reconstruction & Development,				
Unsub. Bonds	7.63	1/19/23	175,000	215,184
Malaysia Government,				
Notes	8.75	6/1/09	330,000	347,732
Province of British Columbia				
Canada, Bonds, Ser. USD-2	6.50	1/15/26	25,000	27,655
Province of Manitoba Canada,				
Debs., Ser. CB	8.80	1/15/20	10,000	12,767
Province of Ontario Canada,				
Unscd. Bonds	3.63	10/21/09	1,200,000	1,165,398
Province of Ontario Canada,				
Sr. Unsub. Bonds	5.50	10/1/08	500,000	501,837
Province of Quebec Canada,				
Unscd. Notes	4.60	5/26/15	700,000	665,533
Province of Quebec Canada,				
Debs., Ser. NJ	7.50	7/15/23	200,000	238,057
Province of Saskatchewan Canada,				
Debs.	7.38	7/15/13	500,000	552,095
Republic of Chile,				
Unsub. Bonds	5.50	1/15/13	350,000 b	348,915
Republic of Finland,				
Bonds	6.95	2/15/26	25,000	28,952
Republic of Italy,				
Notes	5.38	6/15/33	550,000	525,142
Republic of Italy,				
Debs.	6.88	9/27/23	70,000	77,806
Republic of Poland,				
Unsub. Notes	5.25	1/15/14	250,000	248,928
Republic of South Africa,				
Notes	6.50	6/2/14	170,000	174,879
United Mexican States,				
Notes	5.63	1/15/17	590,000	577,610
United Mexican States,				
Notes, Ser. A	6.75	9/27/34	550,000	578,875
United Mexican States,				

Notes	9.88	2/1/10	1,525,000	1,678,263
				10,210,767
Health Care--.7%				
Amgen,				
Sr. Unscd. Notes	5.85	6/1/17	400,000 c	394,243
Anthem,				
Unscd. Notes	6.80	8/1/12	300,000	316,623
Eli Lilly & Co.,				
Notes	7.13	6/1/25	200,000	224,879
GlaxoSmithKline Capital,				
Gtd. Notes	4.38	4/15/14	500,000	468,140
Johnson & Johnson,				
Unscd. Debs.	4.95	5/15/33	170,000	155,112
Merck & Co.,				
Debs.	6.40	3/1/28	150,000	151,632
Quest Diagnostics,				
Gtd. Notes	5.45	11/1/15	500,000	469,423
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	85,000	78,573
UnitedHealth Group,				
Sr. Unscd. Notes	5.00	8/15/14	300,000	286,661
WellPoint,				
Sr. Unsub. Bonds	5.25	1/15/16	375,000	357,870
Wyeth,				
Notes	5.95	4/1/37	200,000	190,504
Wyeth,				
Unsub. Notes	6.50	2/1/34	200,000	202,663
				3,296,323
Machinery--.2%				
Caterpillar,				
Debs.	6.05	8/15/36	375,000	367,211
Deere & Co.,				
Sr. Notes	6.95	4/25/14	625,000	666,769
				1,033,980
Manufacturing--.4%				
3M,				
Notes	5.13	11/6/09	1,000,000	1,002,991
3M,				
Notes	5.70	3/15/37	200,000	193,741
General Electric,				
Notes	5.00	2/1/13	500,000	488,725
Tyco International Group,				
Gtd. Notes	6.88	1/15/29	235,000	254,990
				1,940,447
Media--.6%				
AT & T Broadband,				
Gtd. Notes	9.46	11/15/22	304,000	382,916
Comcast Cable Communications				
Holdings, Gtd. Notes	6.75	1/30/11	600,000	621,664
Comcast,				
Gtd. Notes	6.45	3/15/37	200,000	190,838
COX Communications,				

Bonds	5.50	10/1/15	450,000	426,847
News America Holdings,				
Debs.	8.25	8/10/18	150,000	172,112
News America,				
Gtd. Notes	6.20	12/15/34	250,000	230,260
Time Warner,				
Gtd. Debs.	6.50	11/15/36	200,000	190,426
Time Warner,				
Gtd. Debs	6.95	1/15/28	325,000	327,425
Viacom,				
Gtd. Debs	5.50	5/15/33	250,000	204,089
Viacom,				
Sr. Notes	6.88	4/30/36	150,000	141,483
Walt Disney,				
Sr. Notes	7.00	3/1/32	150,000	166,554
Walt Disney,				
Debs.	7.55	7/15/93	100,000	114,997
				3,169,611
Oil & Gas--1.3%				
Amerada Hess,				
Unscd. Bonds	7.88	10/1/29	125,000	143,004
Anadarko Finance,				
Gtd. Notes, Ser. B	6.75	5/1/11	300,000	311,269
Anadarko Petroleum,				
Sr. Unscd. Notes	5.95	9/15/16	350,000	344,544
Canadian Natural Resources,				
Notes	4.90	12/1/14	350,000	329,808
ConocoPhillips,				
Gtd. Notes	5.90	10/15/32	500,000	486,846
ConocoPhillips,				
Unscd. Notes	8.75	5/25/10	200,000	218,358
Devon Financing,				
Gtd. Debs.	7.88	9/30/31	275,000	319,797
Duke Capital,				
Sr. Notes	8.00	10/1/19	225,000	249,263
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	335,000	325,520
Nexen,				
Unscd. Notes	5.20	3/10/15	150,000 b	143,023
Oneok,				
Notes	5.20	6/15/15	200,000	189,719
PanCanadian Petroleum,				
Bonds	7.20	11/1/31	150,000	163,269
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	200,000	194,872
Pemex Project Funding Master				
Trust, Gtd. Notes	7.38	12/15/14	400,000	426,410
Petro-Canada,				
Notes	4.00	7/15/13	450,000	410,586
Sempra Energy,				
Sr. Unscd. Notes	7.95	3/1/10	500,000	529,516
Shell International Finance,				

Gtd. Notes	5.63	6/27/11	500,000	508,673
Talisman Energy,				
Sr. Unscd. Notes	6.25	2/1/38	200,000	188,836
Trans-Canada Pipelines,				
Sr. Notes	5.85	3/15/36	200,000 b	190,892
Transocean,				
Unscd. Notes	7.50	4/15/31	150,000	166,332
Valero Energy,				
Sr. Notes	6.63	6/15/37	115,000	114,836
Valero Energy,				
Sr. Unscd. Notes	7.50	4/15/32	70,000	76,392
XTO Energy,				
Sr. Unscd. Notes	4.90	2/1/14	200,000	190,367
				6,222,132
Paper & Forest Products--.1%				
International Paper,				
Sr. Unscd. Notes	6.75	9/1/11	200,000	207,497
MeadWestvaco,				
Gtd. Notes	6.85	4/1/12	500,000	512,416
				719,913
Pipelines--.1%				
Kinder Morgan Energy Partners,				
Notes	7.40	3/15/31	350,000	**368,738**
Property & Casualty Insurance--.9%				
Aetna,				
Gtd. Debs.	7.63	8/15/26	50,000	58,111
Allstate,				
Sr. Unscd. Notes	5.55	5/9/35	175,000	157,067
Allstate,				
Debs.	6.75	5/15/18	350,000	375,095
American International Group,				
Notes	5.60	10/18/16	600,000	593,817
AON Capital Trust A,				
Gtd. Cap. Secs.	8.21	1/1/27	70,000	73,516
AXA,				
Sub. Bonds	8.60	12/15/30	165,000	196,190
Berkshire Hathaway Finance,				
Gtd. Notes	4.85	1/15/15	200,000	191,950
CNA Financial,				
Unscd. Notes	6.50	8/15/16	100,000	100,010
GE Global Insurance Holdings,				
Sr. Unscd. Notes	7.00	2/15/26	150,000	160,336
Marsh & McLennan Cos.,				
Sr. Unscd. Bonds	5.88	8/1/33	200,000	169,561
MetLife,				
Sr. Unscd. Notes	6.13	12/1/11	260,000	267,073
MetLife,				
Sr. Notes	6.38	6/15/34	200,000	201,880
Nationwide Financial Services,				
Sr. Notes	6.25	11/15/11	350,000	362,754
Principal Financial Group,				
Gtd. Notes	6.05	10/15/36	225,000	218,822

Progressive, Sr. Unscd. Notes	6.63	3/1/29	100,000	107,143
Prudential Financial, Notes, Ser. B	4.75	4/1/14	350,000	331,962
St. Paul Travelers Cos., Sr. Unscd. Notes	5.50	12/1/15	200,000	195,695
Torchmark, Debs.	8.25	8/15/09	150,000	157,717
Willis North America, Gtd. Notes	6.20	3/28/17	335,000	334,846
				4,253,545
Real Estate Investment Trusts--.4%				
Boston Properties, Sr. Notes	5.00	6/1/15	500,000	476,093
Brandywine Operating Partnership, Gtd. Notes	5.75	4/1/12	130,000	130,311
ERP Operating, Unscd. Notes	5.20	4/1/13	600,000 b	583,300
iStar Financial, Sr. Unscd. Notes, Ser. 1	5.88	3/15/16	185,000 b	166,315
Regency Centers, Sr. Unscd. Notes	5.88	6/15/17	200,000	198,703
Simon Property Group, Notes	6.35	8/28/12	400,000	413,281
				1,968,003
Retail--.7%				
Costco Wholesale, Sr. Unscd. Notes	5.50	3/15/17	500,000	490,998
Home Depot, Sr. Notes	3.75	9/15/09	1,000,000	965,193
J.C. Penney, Sr. Unscd. Notes	8.00	3/1/10	350,000	370,094
Macy's Retail Holdings, Debs.	7.45	7/15/17	350,000	340,550
May Department Stores, Unscd. Notes	6.70	7/15/34	200,000	173,869
Target, Sr. Unscd. Notes	5.38	5/1/17	400,000	382,709
Target, Sr. Unscd. Debs.	7.00	7/15/31	125,000	131,683
Wal-Mart Stores, Bonds	5.25	9/1/35	400,000	350,924
				3,206,020
State/Territory Gen Oblg--.1%				
State of Illinois Taxable Pension Funding, Bonds	5.10	6/1/33	450,000	**413,604**
Steel--.1%				
US Steel, Sr. Unsub. Notes	5.65	6/1/13	250,000	**246,682**
Technology--.3%				
Electronic Data Systems, Sr. Unsub. Notes, Ser. B	6.50	8/1/13	125,000 a	122,606

International Business Machines,				
Unscd. Debs., Ser. A	7.50	6/15/13	75,000	82,226
International Business Machines,				
Unscd. Debs.	8.38	11/1/19	300,000	366,267
Oracle,				
Unscd. Notes	5.00	1/15/11	1,000,000	987,499
				1,558,598
Telecommunications--2.1%				
America Movil,				
Unscd. Notes	6.38	3/1/35	100,000	94,453
AT & T Wireless Services,				
Sr. Notes	7.88	3/1/11	1,125,000	1,210,371
AT & T Wireless Services,				
Sr. Unsub. Notes	8.13	5/1/12	250,000	275,654
BellSouth Telecommunications,				
Unscd. Debs.	6.38	6/1/28	550,000 b	542,089
British Telecommunications,				
Bonds	9.13	12/15/30	150,000 a	196,945
Cisco Systems,				
Sr. Unscd. Notes	5.50	2/22/16	500,000	491,794
Deutsche Telekom International				
Finance, Gtd. Bonds	8.25	6/15/30	300,000 a	359,948
Embarq,				
Sr. Unscd. Notes	8.00	6/1/36	150,000	148,540
France Telecom,				
Notes	8.50	3/1/31	220,000 a	276,424
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	250,000	279,748
Motorola,				
Debs.	7.50	5/15/25	150,000	156,898
New Jersey Bell Telephone,				
Debs.	8.00	6/1/22	25,000	27,893
Pacific-Bell,				
Debs.	7.13	3/15/26	310,000	330,681
SBC Communications,				
Sr. Unscd. Notes	5.88	8/15/12	775,000	781,617
Sprint Capital,				
Gtd. Notes	7.63	1/30/11	1,500,000	1,578,304
Telecom Italia Capital,				
Gtd. Notes	6.38	11/15/33	200,000	185,021
Telefonica Emisiones,				
Gtd. Notes	7.05	6/20/36	200,000	204,323
Telefonica Europe,				
Gtd. Notes	7.75	9/15/10	200,000	211,708
Time Warner Cable,				
Sr. Unscd. Notes	6.55	5/1/37	350,000 c	335,366
U.S. West Communications,				
Debs.	6.88	9/15/33	215,000 b	187,319
Verizon Global Funding,				
Notes	7.25	12/1/10	500,000	525,436
Verizon Global Funding,				
Sr. Unscd. Notes	7.38	9/1/12	500,000	536,513

Verizon Global Funding,				
Notes	7.75	12/1/30	200,000	221,513
Vodafone Group,				
Unscd. Notes	5.63	2/27/17	500,000	477,760
Vodafone Group,				
Sr. Notes	7.75	2/15/10	580,000	609,461
				10,245,779
Textiles & Apparel--.0%				
Mohawk Industries,				
Sr. Unscd. Notes	6.13	1/15/16	70,000	**70,455**
Transportation--.2%				
Burlington Northern Santa Fe,				
Unscd. Debs.	7.00	12/15/25	100,000	104,156
Canadian National Railway,				
Unscd. Notes	6.90	7/15/28	100,000	105,115
CSX,				
Sr. Unsub Bonds	6.15	5/1/37	200,000 b	189,429
FedEx,				
Notes	9.65	6/15/12	225,000	263,585
Norfolk Southern,				
Sr. Unscd. Notes	5.59	5/17/25	10,000	9,052
Norfolk Southern,				
Sr. Notes	7.80	5/15/27	250,000	282,214
Union Pacific,				
Unscd. Debs.	6.63	2/1/29	200,000	199,437
United Parcel Service of America,				
Sr. Unsub. Debs.	8.38	4/1/30	10,000 a	13,091
				1,166,079
U.S. Government Agencies--10.5%				
Federal Farm Credit Bank,				
Bonds	5.13	8/25/16	350,000	345,924
Federal Home Loan Banks,				
Bonds, Ser. 455	3.00	4/15/09	5,675,000	5,500,437
Federal Home Loan Banks,				
Bonds, Ser. 498	3.88	1/15/10	4,625,000	4,513,075
Federal Home Loan Banks,				
Bonds, Ser. 567	4.38	9/17/10	1,650,000	1,621,439
Federal Home Loan Banks,				
Bonds, Ser. 432	4.50	9/16/13	1,000,000	963,683
Federal Home Loan Banks,				
Bonds	5.50	7/15/36	180,000	178,577
Federal Home Loan Banks,				
Sr. Notes, Ser. 100	5.80	9/2/08	3,850,000	3,881,274
Federal Home Loan Mortgage Corp.,				
Notes	3.63	9/15/08	1,000,000	985,035
Federal Home Loan Mortgage Corp.,				
Notes	4.00	12/15/09	2,350,000	2,301,134
Federal Home Loan Mortgage Corp.,				
Notes	4.38	7/17/15	2,825,000	2,661,772
Federal Home Loan Mortgage Corp.,				
Notes	4.75	1/18/11	1,250,000	1,239,635
Federal Home Loan Mortgage Corp.,				

Notes	4.88	11/15/13	1,000,000	983,374
Federal Home Loan Mortgage Corp.,				
Notes	5.13	7/15/12	1,000,000	1,001,720
Federal Home Loan Mortgage Corp.,				
Notes	5.13	10/18/16	750,000	738,659
Federal Home Loan Mortgage Corp.,				
Notes	5.50	9/15/11	500,000	507,204
Federal Home Loan Mortgage Corp.,				
Notes	5.50	8/20/19	500,000	500,014
Federal Home Loan Mortgage Corp.,				
Sub. Notes	5.88	3/21/11	650,000	667,794
Federal Home Loan Mortgage Corp.,				
Notes	6.25	7/15/32	650,000	711,551
Federal National Mortgage				
Association, Notes	4.38	10/15/15	850,000	801,774
Federal National Mortgage				
Association, Notes	4.63	10/15/14	1,500,000	1,448,603
Federal National Mortgage				
Association, Notes	5.25	1/15/09	8,525,000	8,564,300
Federal National Mortgage				
Association, Sub. Notes	5.25	8/1/12	1,000,000	1,001,079
Federal National Mortgage				
Association, Notes	5.25	9/15/16	1,225,000	1,217,143
Federal National Mortgage				
Association, Notes	5.38	11/15/11	1,250,000	1,265,688
Federal National Mortgage				
Association, Notes	5.50	3/15/11	1,200,000	1,218,306
Federal National Mortgage				
Association, Bonds	6.25	5/15/29	1,300,000	1,416,689
Federal National Mortgage				
Association, Notes	7.00	7/1/37	994,450	1,022,060
Federal National Mortgage				
Association, Notes	7.25	1/15/10	1,450,000	1,526,427
Financing (FICO),				
Bonds	8.60	9/26/19	40,000	51,343
Financing (FICO),				
Bonds, Ser. E	9.65	11/2/18	510,000	692,096
Tennessee Valley Authority,				
Notes, Ser. C	4.75	8/1/13	750,000	734,050
Tennessee Valley Authority,				
Bonds, Ser. C	6.00	3/15/13	450,000	468,932
				51,729,581

U.S. Government Agencies/Mortgage-Backed--36.6%

Federal Home Loan Mortgage Corp.:				
5.00%			600,000 d	562,776
5.50%			1,300,000 d	1,255,917
6.50%			1,000,000 d	1,011,400
4.00%, 9/1/08 - 9/1/18			1,278,540	1,198,232
4.15%, 2/1/35			1,287,024 a	1,269,336
4.50%, 5/1/10 - 9/1/35			7,053,761	6,686,773
4.65%, 2/1/34			1,287,952 a	1,268,586
4.67%, 8/1/35			837,962 a	825,306

5.00%, 11/1/07 - 4/1/36	18,478,090	17,568,523
5.33%, 3/1/37	624,620 a	621,268
5.50%, 9/1/09 - 5/1/37	20,174,825	19,584,575
5.51%, 2/1/37	1,921,971 a	1,913,927
5.66%, 4/1/36	1,166,594 a	1,156,156
5.75%, 1/15/12	2,500,000	2,563,000
6.00%, 12/1/13 - 7/1/37	12,631,753	12,564,523
6.50%, 3/1/11 - 9/1/36	2,762,633	2,809,183
7.00%, 9/1/11 - 7/1/34	497,304	513,506
7.50%, 7/1/10 - 11/1/33	273,142	284,152
8.00%, 5/1/26 - 10/1/31	117,133	123,471
8.50%, 6/1/30	3,311	3,547
Federal National Mortgage Association:		
5.00%	550,000 d	515,877
5.50%	1,300,000 d	1,255,513
6.00%	1,000,000 d	990,780
4.00%, 9/1/18 - 10/1/20	1,923,880	1,793,875
4.50%, 4/1/18 - 8/1/35	5,883,157	5,551,493
5.00%, 5/1/10 - 2/1/37	22,815,938	21,659,480
5.50%, 1/1/17 - 7/1/37	28,917,782	28,071,397
6.00%, 6/1/11 - 12/1/36	16,627,563	16,529,482
6.50%, 1/1/11 - 2/1/37	5,871,615	5,963,541
7.00%, 8/1/08 - 5/1/36	1,132,327	1,170,846
7.50%, 8/1/15 - 3/1/32	310,630	325,082
8.00%, 5/1/27 - 10/1/30	43,885	46,317
8.50%, 2/1/25	4,267	4,577
9.00%, 10/1/30	4,119	4,488
Government National Mortgage Association I:		
4.50%, 6/15/19 - 8/15/33	931,179	879,672
5.00%, 3/15/18 - 9/15/35	3,122,620	2,985,701
5.50%, 2/15/33 - 3/15/37	5,836,462	5,694,193
6.00%, 4/15/17 - 1/15/37	4,140,928	4,141,754
6.50%, 9/15/08 - 10/15/36	1,986,288	2,025,323
7.00%, 10/15/11 - 8/15/32	346,704	362,136
7.50%, 12/15/26 - 10/15/32	154,132	161,581
8.00%, 8/15/24 - 3/15/32	60,264	63,991
8.50%, 10/15/26	19,702	21,215
9.00%, 2/15/22 - 2/15/23	16,518	17,840
Federal National Mortgage Association:		
3.83%, 6/1/34	763,204 a	754,770
4.33%, 1/1/35	957,103 a	942,763
4.38%, 6/1/34	275,103 a	268,941
4.57%, 3/1/34	1,155,779 a	1,133,551
4.87%, 9/1/35	1,893,981 a	1,880,725
5.20%, 11/1/36	836,997 a	837,261
5.49%, 2/1/37	1,586,947 a	1,581,492
		180,421,024

U.S. Government Securities--23.6%

U.S. Treasury Bonds:

4.50%, 2/15/36	1,955,000 b	1,828,537
4.75%, 2/15/37	1,550,000 b	1,509,314
5.38%, 2/15/31	2,310,000 b	2,439,397

5.50%, 8/15/28	2,000,000 b	2,130,782
6.25%, 8/15/23	2,450,000 b	2,779,028
7.13%, 2/15/23	5,925,000 b	7,261,366
7.25%, 5/15/16	2,300,000 b	2,701,603
7.88%, 2/15/21	3,130,000 b	4,014,716
8.75%, 5/15/20	775,000 b	1,051,760
8.88%, 8/15/17	7,025,000 b	9,259,280
9.00%, 11/15/18	1,450,000 b	1,962,824
11.25%, 2/15/15	25,000 b	35,201
12.00%, 8/15/13	1,445,000 b	1,550,328
12.50%, 8/15/14	40,000 b	46,091
U.S. Treasury Notes:		
3.13%, 9/15/08	12,000,000 b	11,792,820
4.00%, 2/15/14	5,000,000 b	4,808,595
4.38%, 8/15/12	5,425,000 b	5,376,685
4.50%, 3/31/12	8,150,000 b	8,113,072
4.75%, 11/15/08	12,100,000 b	12,105,675
4.75%, 3/31/11	1,800,000 b	1,811,813
4.88%, 4/30/11	8,000,000 b	8,081,256
4.88%, 7/31/11	1,500,000 b	1,515,939
5.00%, 8/15/11	3,250,000 b	3,304,337
5.13%, 5/15/16	700,000 b	716,844
6.00%, 8/15/09	14,275,000 b	14,669,804
6.50%, 2/15/10	5,100,000 b	5,335,477
		116,202,544
Total Bonds and Notes		
(cost $490,158,646)		**481,737,822**

Other Investment--1.9%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $9,299,000)	9,299,000 e	**9,299,000**

Investment of Cash Collateral for Securities Loaned--25.7%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $126,421,325)	126,421,325 e	**126,421,325**

Total Investments (cost $625,878,971)	**125.6%**	**617,458,147**
Liabilities, Less Cash and Receivables	**(25.6%)**	**(125,951,432)**
Net Assets	**100.0%**	**491,506,715**

a   Variable rate security--interest rate subject to periodic change.

b   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities
    on loan is $122,519,579 and the total market value of the collateral held by the fund is $126,421,325.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
    transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these
    securities amounted to $729,609 or 0.1% of net assets.

d   Purchased on a forward commitment basis.

e   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Midcap Stock Fund
July 31, 2007 (Unaudited)

Common Stocks--99.8%	Shares	Value ($)
Consumer Discretionary--14.8%		
Aaron Rents	12,400	286,688
Aeropostale	8,150 a	310,352
American Eagle Outfitters	33,825	820,594
AnnTaylor Stores	12,550 a	394,321
Apollo Group, Cl. A	6,850 a	404,903
AutoZone	5,550 a	703,796
Big Lots	15,800 a	408,588
Brinker International	18,225	490,981
Career Education	10,400 a	308,672
Chico's FAS	11,250 a	217,800
Choice Hotels International	14,000	506,520
Coach	15,050 a	684,173
Crocs	6,600 a	391,512
Dollar Tree Stores	36,050 a	1,379,273
EchoStar Communications, Cl. A	23,400 a	989,586
Family Dollar Stores	12,550	371,731
GameStop, Cl. A	17,450 a	704,107
Gentex	54,700	1,079,778
Harley-Davidson	9,200	527,344
Hasbro	23,050	645,861
Idearc	10,200	354,042
International Game Technology	6,250	220,750
International Speedway, Cl. A	19,300	924,277
Lennar, Cl. A	12,700	389,382
M.D.C. Holdings	6,800	312,800
Marvel Entertainment	9,950 a	241,088
Nordstrom	9,450	449,631
NutriSystem	5,750 a	320,390
NVR	850 a	491,708
Priceline.com	9,650 a	615,670
Rent-A-Center	32,400 a	628,884
Ross Stores	16,350	473,006
Scholastic	11,650 a	374,897
Shaw Communications, Cl. B	4,600	218,638
Snap-On	9,200	481,436
Sotheby's	21,700	927,675
Speedway Motorsports	8,650	319,791
Tiffany & Co.	6,750	325,688
Toll Brothers	8,900 a	195,177
		19,891,510
Consumer Staples--2.0%		
Herbalife	9,400	385,212
Hormel Foods	30,000	1,032,600
Reynolds American	21,200	1,296,804
		2,714,616
Energy--8.6%		
Alon USA Energy	5,150	183,700
Calumet Specialty Products Partners	6,050	316,475
Cimarex Energy	23,250	880,013
Frontier Oil	15,200	588,696
Grant Prideco	8,650 a	485,265
Newfield Exploration	14,150 a	679,908
Noble Energy	27,100	1,656,894

Overseas Shipholding Group	8,300	643,997
Patterson-UTI Energy	18,750	429,375
Pride International	9,900 a	346,995
SEACOR Holdings	4,350 a	379,407
Southwestern Energy	4,250 a	172,677
Sunoco	7,150	477,048
Superior Energy Services	20,700 a	834,624
Swift Energy	10,250 a	438,085
Tesoro	12,650	629,970
Tidewater	20,200	1,382,084
Unit	11,250 a	619,425
Western Refining	8,250	457,875
		11,602,513
Financial--14.5%		
AllianceBernstein Holding, LP	9,800	822,416
AMB Property	19,600	1,044,288
American Financial Group/OH	24,100	676,969
AmeriCredit	8,550 a	173,907
Ameriprise Financial	11,550	696,119
Arch Capital Group	13,050 a	909,063
CapitalSource	30,450	578,550
CIT Group	11,650	479,747
Discover Financial Services	16,600 a	382,630
Endurance Specialty Holdings	10,300	385,220
Everest Re Group	10,350	1,016,887
Federated Investors, Cl. B	9,350	336,693
First Marblehead	8,600	283,456
HCC Insurance Holdings	38,850	1,137,528
Hospitality Properties Trust	49,300	1,891,148
Jefferies Group	39,350	1,033,724
Kimco Realty	10,950	408,763
KKR Financial Holdings	12,950	268,583
Lincoln National	16,800	1,013,376
M & T Bank	5,500	584,595
Nationwide Financial Services, Cl. A	5,650	321,542
Newcastle Investment	19,350	348,493
NorthStar Realty Finance	11,250	113,513
People's United Financial	27,100	436,852
Philadelphia Consolidated Holding	11,200 a	404,768
Potlatch	7,350	321,122
ProLogis	12,550	714,095
Reinsurance Group of America	6,450	343,850
SEI Investments	17,950	489,317
SL Green Realty	5,050	613,171
Susquehanna Bancshares	17,700	306,210
Unum Group	25,150	611,145
XL Capital, Cl. A	4,200	327,012
		19,474,752
Health Care--11.9%		
AmerisourceBergen	15,600	734,916
Cephalon	8,050 a	604,877
CIGNA	10,250	529,310
Community Health Systems	12,500 a	486,250
Covance	6,700 a	472,819
Coventry Health Care	11,650 a	650,186
Dentsply International	32,600	1,189,574
Edwards Lifesciences	21,200 a	974,352
Endo Pharmaceuticals Holdings	9,450 a	321,394
Forest Laboratories	25,900 a	1,041,180
Genzyme	17,500 a	1,103,725
Health Net	8,000 a	396,320

HealthSpring	11,700 a	200,070
Henry Schein	11,950 a	649,363
Humana	14,800 a	948,532
Intuitive Surgical	3,650 a	776,026
Invitrogen	7,950 a	570,810
King Pharmaceuticals	36,150 a	614,911
Laboratory Corp. of America		
Holdings	4,750 a	350,788
Lincare Holdings	25,850 a	922,587
McKesson	9,750	563,160
Medicis Pharmaceutical, Cl. A	11,350	323,816
Mentor	5,200	204,620
Pediatrix Medical Group	4,650 a	250,914
Sepracor	18,250 a	513,373
Valeant Pharmaceuticals		
International	22,400	351,456
ViroPharma	20,050 a	257,642
		16,002,971
Industrial--16.3%		
Acuity Brands	13,450	794,895
AGCO	21,150 a	812,794
Allied Waste Industries	29,550 a	380,308
Applied Industrial Technologies	24,150	685,618
Arkansas Best	8,900	320,667
Avis Budget Group	26,800 a	687,956
Con-way	9,000	444,510
Continental Airlines, Cl. B	11,200 a	352,912
Cummins	5,500	652,850
Deluxe	5,400	203,904
Dun & Bradstreet	11,000	1,075,360
EMCOR Group	16,650 a	597,735
Equifax	20,550	831,453
Expeditors International		
Washington	14,450	645,626
GATX	11,500	521,640
Granite Construction	13,200	857,868
Herman Miller	18,200	555,646
Jacobs Engineering Group	7,250 a	446,817
Joy Global	7,050	348,904
KBR	24,200 a	776,578
Korn/Ferry International	14,650 a	346,180
Manpower	16,800	1,328,040
MSC Industrial Direct, Cl. A	16,050	807,155
Northwest Airlines	14,700 a	256,221
Pacer International	14,750	324,648
Quanta Services	23,000 a	653,890
R.R. Donnelley & Sons	11,350	479,651
Republic Services	26,375	842,681
Rockwell Automation	9,000	629,910
Ryder System	16,600	902,542
SPX	10,850	1,018,490
Textron	6,750	762,008
Timken	11,750	392,450
Titan International	10,800	319,032
US Airways Group	5,950 a	184,510
Wabtec	15,800	645,272
		21,886,721
Information Technology--15.4%		
3Com	83,600 a	334,400
ADTRAN	8,550	223,069
Agilent Technologies	9,800 a	373,870

Akamai Technologies	7,400 a	251,304
ASM International	13,950	393,669
ASML Holding (NY Shares)	26,300 a	777,428
Atmel	60,400 a	325,556
AVX	23,200	370,968
BEA Systems	32,100 a	397,398
CA	20,550	515,394
Cadence Design Systems	27,900 a	597,060
CheckFree	11,150 a	410,766
Dolby Laboratories, Cl. A	14,800 a	492,248
FactSet Research Systems	9,550	630,204
Imation	5,500	172,040
InterDigital	6,850 a	191,457
Intersil, Cl. A	16,900	494,325
Lam Research	26,450 a	1,529,868
Lexmark International, Cl. A	9,950 a	393,423
Linear Technology	15,000	534,750
MasterCard, Cl. A	1,850	297,480
Maxim Integrated Products	28,950	917,715
McAfee	34,100 a	1,222,826
Microchip Technology	35,400	1,285,374
MicroStrategy, Cl. A	5,300 a	387,483
National Semiconductor	15,550	404,145
NAVTEQ	12,000 a	649,560
NCR	13,450 a	702,359
Novell	64,000 a	429,440
Novellus Systems	25,300 a	721,556
Parametric Technology	20,450 a	360,534
Quest Software	25,800 a	381,840
STMicroelectronics (New York Shares)	18,250	313,170
Tellabs	39,300 a	446,055
Teradyne	45,100 a	707,619
Total System Services	22,300	627,299
Websense	12,950 a	258,482
Western Digital	37,450 a	799,558
Zoran	18,250 a	344,013
		20,665,705
Materials--8.0%		
Airgas	12,850	600,095
Ashland	14,900	909,794
Celanese, Ser. A	10,800	405,000
Commercial Metals	24,550	757,122
Eastman Chemical	10,000	688,200
Greif, Cl. A	7,050	387,750
H.B. Fuller	6,100	168,543
International Paper	31,250	1,158,438
Louisiana-Pacific	12,300	227,796
Martin Marietta Materials	4,700	643,900
NOVA Chemicals	13,500	515,160
OM Group	12,000 a	581,280
PPG Industries	4,550	347,029
Quanex	11,350	511,431
Reliance Steel & Aluminum	6,650	349,391
RPM International	14,750	346,772
Sonoco Products	19,300	707,731
Steel Dynamics	14,200	595,406
United States Steel	6,200	609,398
Worthington Industries	14,200	293,940
		10,804,176

Telecommunication Services--.6%

NII Holdings	2,900 [a]	243,658
Windstream	39,000	536,640
		780,298
Utilities--7.7%		
AGL Resources	31,550	1,189,435
Alliant Energy	26,450	977,327
Atmos Energy	13,250	371,928
Constellation Energy Group	8,500	712,300
Integrys Energy	18,600	920,514
Northeast Utilities	30,950	846,173
OGE Energy	14,300	474,045
ONEOK	19,300	979,475
Pepco Holdings	33,250	900,078
Portland General Electric	12,100	325,611
Puget Energy	19,300	446,795
Sempra Energy	16,850	888,332
UGI	32,700	843,987
WGL Holdings	18,450	552,393
		10,428,393
Total Common Stocks		
(cost $130,418,143)		**134,251,655**

Other Investment--.4%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $585,000)	585,000 [b]	**585,000**
Total Investments (cost $131,003,143)	**100.2%**	**134,836,655**
Liabilities, Less Cash and Receivables	**(.2%)**	**(243,728)**
Net Assets	**100.0%**	**134,592,927**

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Disciplined Stock Fund
July 31, 2007 (Unaudited)

Common Stocks--99.7%	Shares	Value ($)
Closed-End Funds--.4%		
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	25,170	**3,667,772**
Consumer Discretionary--8.0%		
Coach	101,340 a	4,606,916
Hilton Hotels	121,050	5,351,621
Johnson Controls	57,200	6,472,180
McDonald's	269,944	12,922,219
Omnicom Group	258,760	13,421,881
Ross Stores	130,690	3,780,862
Target	143,550	8,694,823
TJX Cos.	224,860	6,239,865
Walt Disney	320,730	10,584,090
		72,074,457
Consumer Staples--9.6%		
Altria Group	331,080	22,006,888
Cadbury Schweppes, ADR	133,080	6,618,068
Coca-Cola Enterprises	318,340	7,213,584
CVS	195,110	6,865,921
Kroger	429,070	11,138,657
PepsiCo	212,270	13,929,157
SUPERVALU	240,670	10,028,719
Wal-Mart Stores	182,510	8,386,335
		86,187,329
Energy--12.7%		
Chesapeake Energy	254,450	8,661,478
Chevron	171,840	14,651,078
ConocoPhillips	358,360	28,969,822
ENSCO International	176,240	10,762,977
Exxon Mobil	120,880	10,290,514
Marathon Oil	155,810	8,600,712
Nabors Industries	215,610 a	6,304,436
National Oilwell Varco	135,940 a	16,327,753
XTO Energy	175,480	9,568,924
		114,137,694
Financial--17.6%		
Ambac Financial Group	95,530	6,414,840
American Express	242,510	14,196,535
American International Group	298,330	19,146,819
Bank of America	218,070	10,340,879
CIT Group	152,310	6,272,126
Citigroup	284,060	13,228,674
CME Group	15,360	8,486,400
E*TRADE FINANCIAL	234,420 a	4,341,458
Hartford Financial Services Group	86,320	7,930,218
JPMorgan Chase & Co.	381,190	16,776,172
Merrill Lynch & Co.	140,190	10,402,098
MetLife	123,010	7,407,662
Morgan Stanley	178,210	11,382,273
T. Rowe Price Group	166,700	8,690,071
Wachovia	280,260	13,231,075
		158,247,300
Health Care--10.7%		
Baxter International	271,950	14,304,570
Becton, Dickinson & Co.	63,110	4,819,080

CIGNA	153,490	7,926,224
Covidien	52,540 a	2,151,513
Hospira	180,910 a	6,995,790
Merck & Co.	142,740	7,087,041
Pfizer	382,234	8,986,321
Sanofi-Aventis, ADR	179,450	7,492,038
Schering-Plough	565,950	16,152,213
Thermo Fisher Scientific	267,350 a	13,958,344
Zimmer Holdings	79,570 a	6,187,363
		96,060,497
Industrial--10.3%		
Dover	131,650	6,714,150
Eaton	118,070	11,474,043
Emerson Electric	193,400	9,103,338
General Electric	669,550	25,951,758
Goodrich	117,900	7,417,089
L-3 Communications Holdings	114,530	11,173,547
Textron	138,100	15,590,109
Tyco International	52,540	2,484,617
US Airways Group	81,731 a	2,534,478
		92,443,129
Information Technology--20.1%		
Amphenol, Cl. A	186,140	6,377,156
Apple	96,560 a	12,722,746
Broadcom, Cl. A	168,230 a	5,519,626
Cisco Systems	611,180 a	17,669,214
Cognizant Technology Solutions,		
Cl. A	178,360 a	14,443,593
EMC/Massachusetts	590,050 a	10,921,826
Google, Cl. A	24,050 a	12,265,500
Hewlett-Packard	322,470	14,843,294
Intel	530,280	12,525,214
McAfee	182,760 a	6,553,774
Microsoft	554,850	16,085,102
National Semiconductor	320,620	8,332,914
Oracle	575,560 a	11,004,707
QUALCOMM	266,180	11,086,397
Research In Motion	34,070 a	7,290,980
Texas Instruments	331,700	11,672,523
		179,314,566
Materials--3.0%		
Air Products & Chemicals	121,380	10,483,591
Allegheny Technologies	88,760	9,313,587
Rohm & Haas	127,780	7,222,126
		27,019,304
Telecommunication Services--4.4%		
AT & T	518,200	20,292,712
Verizon Communications	460,690	19,634,608
		39,927,320
Utilities--2.9%		
PG & E	231,820	9,924,214
Sempra Energy	304,660	16,061,675
		25,985,889
Total Common Stocks		
(cost $725,960,060)		**895,065,257**

Other Investment--.2%

Registered Investment Company;

Dreyfus Institutional Preferred

   Plus Money Market Fund

(cost $1,942,000)	1,942,000 b	**1,942,000**

Total Investments (cost $727,902,060)	**99.9%**	**897,007,257**
Cash and Receivables (Net)	**.1%**	**1,322,686**
Net Assets	**100.0%**	**898,329,943**

ADR - American Depository Receipts

a   Non-income producing security.

b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Large Company Stock Fund
July 31, 2007 (Unaudited)

Common Stocks--99.5%	Shares	Value ($)
Closed-End Funds--.5%		
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	2,560 a	**373,043**
Consumer Discretionary--8.3%		
Coach	8,500 b	386,410
Hilton Hotels	15,340	678,181
Johnson Controls	4,810	544,252
McDonald's	22,435	1,073,963
Omnicom Group	21,520	1,116,242
Ross Stores	10,920	315,916
Target	11,920	721,994
TJX Cos.	18,670	518,093
Walt Disney	26,720	881,760
		6,236,811
Consumer Staples--9.6%		
Altria Group	27,600	1,834,572
Cadbury Schweppes, ADR	11,170	555,484
Coca-Cola Enterprises	26,160	592,786
CVS	16,220	570,782
Kroger	35,700	926,772
PepsiCo	17,620	1,156,224
SUPERVALU	20,000	833,400
Wal-Mart Stores	15,260	701,197
		7,171,217
Energy--12.7%		
Chesapeake Energy	21,180 a	720,967
Chevron	14,420	1,229,449
ConocoPhillips	29,810	2,409,840
ENSCO International	14,690	897,118
Exxon Mobil	10,030	853,854
Marathon Oil	12,850	709,320
Nabors Industries	17,890 b	523,104
National Oilwell Varco	11,310 b	1,358,444
XTO Energy	14,630	797,774
		9,499,870
Financial--17.5%		
Ambac Financial Group	7,960	534,514
American Express	20,190	1,181,923
American International Group	24,927	1,599,815
Bank of America	18,100	858,302
CIT Group	12,640	520,515
Citigroup	23,630	1,100,449
CME Group	1,280	707,200
E*TRADE FINANCIAL	19,470 b	360,584
Hartford Financial Services Group	7,160	657,789
JPMorgan Chase & Co.	31,680	1,394,237
Merrill Lynch & Co.	11,660	865,172
MetLife	10,230	616,051
Morgan Stanley	14,790	944,637
T. Rowe Price Group	13,900	724,607
Wachovia	23,420	1,105,658
		13,171,453
Health Care--10.6%		
Baxter International	22,640	1,190,864
Becton, Dickinson & Co.	5,250	400,890

CIGNA	12,860	664,090
Covidien	4,302 b	176,167
Hospira	15,190 b	587,397
Merck & Co.	11,760	583,884
Pfizer	28,313	665,639
Sanofi-Aventis, ADR	14,950	624,163
Schering-Plough	47,090	1,343,949
Thermo Fisher Scientific	22,350 b	1,166,894
Zimmer Holdings	6,650 b	517,104
		7,921,041
Industrial--10.2%		
Dover	10,970	559,470
Eaton	9,790	951,392
Emerson Electric	16,130	759,239
General Electric	55,660	2,157,382
Goodrich	9,780	615,260
L-3 Communications Holdings	9,510	927,796
Textron	11,480	1,295,977
Tyco International	4,302	203,442
US Airways Group	6,818 b	211,426
		7,681,384
Information Technology--19.7%		
Amphenol, Cl. A	15,490	530,687
Apple	8,030 b	1,058,033
Broadcom, Cl. A	13,990 b	459,012
Cisco Systems	50,960 b	1,473,254
Cognizant Technology Solutions,		
Cl. A	14,810 b	1,199,314
EMC/Massachusetts	49,220 b	911,062
Google, Cl. A	2,000 b	1,020,000
Hewlett-Packard	25,460	1,171,924
Intel	44,230	1,044,712
McAfee	15,340 b	550,092
Microsoft	46,140	1,337,599
National Semiconductor	26,720	694,453
Oracle	48,120 b	920,054
QUALCOMM	22,260	927,129
Research In Motion	2,840 b	607,760
Texas Instruments	27,620	971,948
		14,877,033
Materials--3.0%		
Air Products & Chemicals	10,120	874,064
Allegheny Technologies	7,410	777,531
Rohm & Haas	10,620	600,242
		2,251,837
Telecommunication Services--4.5%		
AT & T	43,310	1,696,020
Verizon Communications	38,640	1,646,837
		3,342,857
Utilities--2.9%		
PG & E	19,270	824,949
Sempra Energy	25,310	1,334,343
		2,159,292
Total Common Stocks		
(cost $63,340,718)		**74,685,838**
Other Investment--.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $143,000)	143,000 c	**143,000**

Investment of Cash Collateral for
Securities Loaned--1.4%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $1,015,074)	1,015,074 c	**1,015,074**
Total Investments (cost $64,498,792)	**101.1%**	**75,843,912**
Liabilities, Less Cash and Receivables	**(1.1%)**	**(817,570)**
Net Assets	**100.0%**	**75,026,342**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities on loan is
     $984,609 and the total market value of the collateral held by the fund is $1,015,074.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Money Market Reserves

July 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--1.7%	Principal Amount ($)	Value ($)
Wilmington Trust Co., DE		
5.31%, 8/6/07		
(cost $10,000,000)	10,000,000	**10,000,000**
Commercial Paper--82.7%		
Abbey National North America LLC		
5.30%, 11/1/07	20,000,000	19,736,267
Amsterdam Funding Corp.		
5.32%, 10/5/07	20,000,000 a	19,810,417
Bank of America Corp.		
5.32%, 12/27/07	20,000,000	19,572,033
Barclays U.S. Funding Corp.		
5.32%, 10/10/07	20,000,000	19,795,833
BNP Paribas Finance Inc.		
5.31%, 11/19/07	25,000,000	24,605,451
CAFCO LLC		
5.32%, 10/29/07	15,000,000 a	14,805,387
CC (USA) Inc.		
5.31%, 11/9/07	8,000,000 a	7,885,111
Citigroup Funding Inc.		
5.32%, 10/11/07	20,000,000	19,792,917
Concord Minutemen Capital Co. LLC		
5.33%, 10/22/07	20,757,000 a	20,508,308
CRC Funding LLC		
5.32%, 10/12/07	20,000,000 a	19,790,000
Crown Point Capital Co. LLC		
5.30%, 9/17/07	10,000,000 a	9,931,393
Daimler Chrysler Revolving Auto Conduit LLC		
5.31%, 9/10/07	17,457,000	17,354,780
Danske Corp., Delaware		
5.31%, 11/9/07	20,000,000	19,713,056
Deutsche Bank Financial LLC		
5.32%, 8/1/07	20,000,000	20,000,000
Falcon Asset Securitization Corp.		
5.30%, 8/13/07	25,000,000 a	24,956,000
FCAR Owner Trust, Ser. II		
5.34%, 10/23/07	20,000,000	19,756,994
General Electric Co.		
5.31%, 9/28/07	20,000,000	19,830,833
Harrier Finance Funding Ltd.		
5.31% - 5.34%, 10/18/07 - 11/7/07	20,000,000 a	19,758,681
HVB U.S. Finance Inc.		
5.32%, 10/17/07	25,000,000 a	24,719,271
Natexis Banques Populaires US Finance Co. LLC		
5.30%, 11/9/07	20,000,000	19,713,333
Prudential Funding LLC		
5.32%, 8/1/07	20,000,000	20,000,000

Scaldis Capital Ltd.			
5.30%, 11/1/07		15,000,000 a	14,802,008
Simba Funding Corp.			
5.30%, 8/13/07		25,000,000 a	24,956,417
Societe Generale N.A. Inc.			
5.32%, 11/13/07		20,000,000	19,698,111
UBS Finance Delaware LLC			
5.33%, 8/1/07		20,000,000	20,000,000
Total Commercial Paper			
(cost $481,492,601)			**481,492,601**

Corporate Notes--5.2%

Links Finance LLC			
5.33%, 10/30/07		15,000,000 a,b	14,999,630
Morgan Stanley			
5.49%, 10/18/07		15,000,000 b	15,010,465
Total Corporate Notes			
(cost $30,010,095)			**30,010,095**

Time Deposits--10.8%

American Express Centurion Bank (Grand Cayman)			
5.31%, 8/1/07		21,800,000	21,800,000
Branch Banking & Trust Co. (Grand Cayman)			
5.29%, 8/1/07		21,000,000	21,000,000
Manufacturers & Traders Trust Company (Grand Cayman)			
5.35%, 8/1/07		20,000,000	20,000,000
Total Time Deposits			
(cost $62,800,000)			**62,800,000**
Total Investments (cost $584,302,696)	**100.4%**		**584,302,696**
Liabilities, Less Cash and Receivables	**(.4%)**		**(2,174,394)**
Net Assets	**100.0%**		**582,128,302**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
      transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities
      amounted to $216,922,623 or 37.3% of net assets.
b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Municipal Reserves

July 31, 2007 (Unaudited)

Short-Term Investments--102.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--7.5%				
Evergreen Industrial Development Board, Industrial Revenue, Refunding (Tenax Manufacturing Project) (LOC; San Paolo Bank)	3.68	8/7/07	2,200,000 a	2,200,000
Macon Trust Various Certificates (Spanish Fort Redevelopment Authority - Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America)	3.68	8/7/07	5,000,000 a,b	5,000,000
Arkansas--1.5%				
Arkansas Development Finance Authority, MFMR (FHA Insured Mortgage Loans) (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.68	8/7/07	1,455,000 a,b	1,455,000
Colorado--7.6%				
Central Platte Valley Metropolitan District, GO (Liquidity Facility; BNP Paribas)	3.70	12/1/07	500,000	500,000
Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA)	3.70	12/1/07	1,000,000	1,000,000
Colorado Educational and Cultural Facilities Authority, Revenue (Capital Christian School Project) (LOC; Union Bank of California)	3.66	8/7/07	3,250,000 a	3,250,000
Southglenn Metropolitan District, Special Revenue (LOC; BNP Paribas)	3.66	8/7/07	2,600,000 a	2,600,000
Connecticut--2.3%				
New Haven, GO Notes, BAN	4.00	3/26/08	2,230,000	2,233,243
Delaware--.1%				
Delaware, GO Notes	5.00	1/1/08	100,000	100,485
District of Columbia--2.5%				
District of Columbia, COP (District's Public Safety				

and Emergency Preparedness Communications Center and related Technology) (Insured; AMBAC)	5.00	1/1/08	1,385,000	1,392,004
Puttable Floating Option Tax Exempt Receipts (District of Columbia, GO) (Insured; FGIC and Liquidity Facility; Merrill Lynch Capital Services)	3.68	8/7/07	1,000,000 a,b	1,000,000

Florida--11.8%

Brevard County, Revenue (Holy Trinity Episcopal Academy Project) (LOC; Wachovia Bank)	3.73	8/7/07	1,180,000 a	1,180,000
Florida Development Finance Corporation, IDR, Refunding (Charlotte Community Project) (LOC; SunTrust Bank)	3.68	8/7/07	1,255,000 a	1,255,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	1,000,000	1,010,560
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.76	8/7/07	1,400,000 a	1,400,000
Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank)	3.68	8/7/07	620,000 a	620,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.73	8/7/07	695,000 a	695,000
Orange County Industrial Development Authority, Revenue (University of Central Florida Foundation Inc. Project) (LOC; Wachovia Bank)	3.68	8/7/07	495,000 a	495,000
Palm Beach County, IDR (Boca Raton Jewish Community Day School, Inc. Project) (LOC; Wachovia Bank)	3.68	8/7/07	3,000,000 a	3,000,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	3.73	8/7/07	1,400,000 a	1,400,000
South Broward Hospital District, HR (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3.68	8/7/07	385,000 a,b	385,000

Georgia--3.1%

Fulton County Development Authority, Educational Facilities Revenue (Friends of High Meadows, Inc. Project) (LOC; Wachovia Bank)	3.68	8/7/07	515,000 a	515,000
Private Colleges and University Authority, CP (Emory University Project)	3.70	9/12/07	2,500,000	2,500,000

Illinois--11.5%

Chicago Housing Authority, Capital Program Revenue, Refunding (Insured; FSA)	5.00	7/1/08	230,000	232,042
Cook County Community College District Number 508, GO Lease Certificates (Insured; MBIA)	7.70	12/1/07	1,500,000	1,519,401
Illinois Educational Facilities Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Company)	3.73	9/12/07	2,000,000	2,000,000
Illinois Finance Authority, RAN (Higher Education Working Capital Loan Program)	4.50	4/24/08	3,300,000	3,317,993
Illinois Finance Authority, Revenue (IIT Research Institute) (LOC; Fifth Third Bank)	3.68	8/7/07	4,000,000 a	4,000,000

Indiana--.2%

Indiana Health Facility Financing Authority, HR (Holy Cross Health System Corporation) (Insured; MBIA)	5.25	12/1/07	150,000	150,648

Iowa--1.3%

Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program - Dordt College, Inc.)	4.91	5/20/08	1,000,000	1,008,790
Iowa Higher Education Loan Authority, RAN (Private Education Working Capital Loan Program - Iowa Wesleyan College)	5.62	5/20/08	250,000	252,786

Kansas--.1%

Wyandotte County/Kansas City Unified Government, GO Notes (Insured; MBIA)	4.00	8/1/08	105,000	105,202

Kentucky--.4%

Kentucky Area Development
Districts Financing Trust,
Lease Program Revenue (Lyon

County Emergency Ambulance District) (LOC; Fifth Third Bank)	3.74	8/7/07	390,000 a	390,000
Massachusetts--1.2%				
Massachusetts Water Pollution Abatement Trust, Pool Program Bonds Revenue	5.00	8/1/07	1,115,000	1,115,000
Michigan--4.5%				
Battle Creek School District, GO Notes (School Building and Site Bonds) (Insured; FSA)	4.00	5/1/08	1,200,000	1,201,708
Detroit, Sewage Disposal System Senior Lien Revenue, Refunding (Insured; FSA)	5.00	7/1/08	730,000	737,783
Michigan Municipal Bond Authority, Revenue (Local Government Loan Program) (Insured; AMBAC)	5.00	12/1/07	1,350,000 c	1,355,400
Michigan Public Educational Facilities Authority, Revenue (LOC; Charter One Bank)	5.00	6/24/08	1,000,000	1,010,094
Minnesota--4.3%				
Minneapolis Special School District Number 001, GO Notes (Insured; FSA)	5.00	2/1/08	100,000	100,574
Puttable Floating Option Tax Exempt Receipts (Saint Paul Port Authority, MFHR (Burlington Apartments Project)) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.71	8/7/07	4,080,000 a,b	4,080,000
Missouri--1.9%				
Missouri Public Utilities Commission, Interim Construction Notes	4.50	9/15/07	1,800,000	1,801,331
Montana--1.8%				
Puttable Floating Option Tax Exempt Receipts (Montana Facility Finance Authority, HR (Benefis Healthcare System)) (LOC; Assured Guaranty and Liquidity Facility; Merrill Lynch Capital Services)	3.70	8/7/07	1,720,000 a,b	1,720,000
Nebraska--4.9%				
Scotts Bluff County Hospital Authority Number 1, Revenue,				

Refunding (Regional West Medical Center) (Insured; Radian and Liquidity Facility; Key Bank)	3.67	8/7/07	4,700,000 a	4,700,000

Nevada--.3%
Nevada,

Highway Improvement Revenue (Motor Vehicle Fuel Tax) (Insured; FGIC)	5.00	12/1/07	300,000	301,120

New Mexico--2.8%
Santa Fe,

Gross Receipts Tax (Subordinate Lien)/Wastewater System Revenue (LOC; BNP Paribas)	3.67	8/7/07	2,700,000 a	2,700,000

Ohio--4.4%
Hamilton City School District,

School Improvement Unlimited Tax GO (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	3.68	8/7/07	4,250,000 a,b	4,250,000

Pennsylvania--14.8%
Allegheny County Industrial

Development Authority, Revenue (Sewickley Academy) (LOC; PNC Bank)	3.67	8/7/07	680,000 a	680,000
Bensalem Township School District, GO Notes (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank)	3.68	8/7/07	2,700,000 a,b	2,700,000
Chester County Industrial Development Authority, Revenue (YMCA of the Brandywine Valley Project) (LOC; Fulton Bank)	3.69	8/7/07	4,000,000 a	4,000,000
Puttable Floating Option Tax Exempt Receipts (Montgomery County Redevelopment Authority, MFHR, Hunt Club Apartments) (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch Capital Services)	3.70	8/7/07	7,000,000 a,b	7,000,000

South Dakota--1.5%
Puttable Floating Option Tax
Exempt Receipts (South Dakota
Housing Development Authority,
SFMR) (Liquidity Facility;
Landesbank Hessen-Thuringen

Girozentrale and LOC; Pallas Capital Corporation)	3.74	8/7/07	1,470,000 a,b	1,470,000

Tennessee--.2%

Tennessee Energy Acquisition Corporation, Gas Revenue (Insured; AMBAC)	5.00	9/1/07	175,000	175,153

Texas--8.8%

Dallas Area Rapid Transit, Senior Lien Sales Tax Revenue, Refunding (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.68	8/7/07	2,660,000 a,b	2,660,000
Deutsche Bank Spears/Lifers Trust (Bullard Independent School District, Unlimited Tax School Building Bonds) (LOC; Permanent School Fund Guarantee Program and Liquidity Facility; Deutsche Bank)	3.68	8/7/07	3,315,000 a,b	3,315,000
Hunt Memorial Hospital District, GO Notes (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank)	3.67	8/7/07	1,300,000 a	1,300,000
McKinney, GO Notes (Insured; FSA)	4.50	8/15/07	200,000	200,051
Texas, GO Notes, Refunding	4.00	8/15/07	700,000 c	700,007
Texas, TRAN	4.50	8/31/07	300,000	300,121

Vermont--.5%

Saint Johnsbury School District, GO School Construction Notes (Insured; AMBAC)	4.65	9/1/07	515,000	515,305

Virginia--.5%

Suffolk Redevelopment and Housing Authority, MFHR, Refunding (Pembroke Crossing Apartments, Inc. Project) (LOC; SunTrust Bank)	3.73	8/7/07	500,000 a	500,000

Washington--.6%

Tacoma Housing Authority, Revenue (Crown Assisted Living Project) (LOC; Key Bank)	3.69	8/7/07	600,000 a	600,000

Total Investments (cost $99,351,801)			**102.9%**	**99,351,801**
Liabilities, Less Cash and Receivables			**(2.9%)**	**(2,755,324)**
Net Assets			**100.0%**	**96,596,477**

a   Securities payable on demand. Variable interest rate--subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted to $35,035,000 or 36.3% of net assets.

c   Purchased on a delayed delivery basis.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants

| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

STATEMENT OF INVESTMENTS
Dreyfus Premier Tax Managed Growth Fund
July 31, 2007 (Unaudited)

Common Stocks--99.6%	Shares	Value ($)
Consumer Discretionary--9.1%		
Home Depot	11,000	408,870
McDonald's	65,000	3,111,550
McGraw-Hill Cos.	117,000	7,078,500
News, Cl. A	161,000	3,400,320
		13,999,240
Consumer Staples--32.2%		
Altria Group	129,000	8,574,630
Anheuser-Busch Cos.	34,000	1,658,180
Coca-Cola	148,000	7,712,280
Estee Lauder Cos., Cl. A	21,800	981,436
Kraft Foods, Cl. A	52,271	1,711,875
Nestle, ADR	68,800	6,650,896
PepsiCo	92,000	6,037,040
Procter & Gamble	110,000	6,804,600
Wal-Mart Stores	42,000	1,929,900
Walgreen	153,000	6,759,540
Whole Foods Market	19,000 a	703,760
		49,524,137
Energy--16.0%		
BP, ADR	20,000	1,388,000
Chevron	79,000	6,735,540
ConocoPhillips	67,000	5,416,280
Exxon Mobil	111,012	9,450,452
Total, ADR	20,000	1,572,200
		24,562,472
Financial--15.8%		
American Express	50,000	2,927,000
American International Group	18,425	1,182,516
Ameriprise Financial	15,000	904,050
Bank of America	78,896	3,741,248
Citigroup	148,833	6,931,153
JPMorgan Chase & Co.	90,000	3,960,900
Merrill Lynch & Co.	37,000	2,745,400
SunTrust Banks	25,000	1,957,500
		24,349,767
Health Care--8.5%		
Abbott Laboratories	70,000	3,548,300
Eli Lilly & Co.	30,000	1,622,700
Johnson & Johnson	97,500	5,898,750
Merck & Co.	18,000	893,700
Pfizer	45,000	1,057,950
		13,021,400
Industrial--9.1%		
Emerson Electric	95,000	4,471,650
General Electric	246,000	9,534,960
		14,006,610
Information Technology--7.9%		
Apple	5,000 b	658,800
Automatic Data Processing	25,000	1,160,500
Intel	220,000	5,196,400
Microsoft	117,000	3,391,830
QUALCOMM	20,500	853,825

Texas Instruments	25,000	879,750
		12,141,105
Materials--.7%		
Praxair	15,000	**1,149,300**
Telecommunication Services--.3%		
Sprint Nextel	25,000	**513,250**
Total Common Stocks		
(cost $107,526,529)		**153,267,281**
Other Investment--.2%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $372,000)	372,000 c	**372,000**
Investment of Cash Collateral for		
Securities Loaned--.4%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $649,800)	649,800 c	**649,800**
Total Investments (cost $108,548,329)	**100.2%**	154,289,081
Liabilities, Less Cash and Receivables	**(.2%)**	**(378,419)**
Net Assets	**100.0%**	153,910,662

ADR - American Depository Receipts

a   All or a portion of this security is on loan. At July 31, 2007, the total market value of the fund's securities on loan is
     $633,384 and the total market value of the collateral held by the fund is $649,800.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Basic S&P 500 Stock Index Fund
July 31, 2007 (Unaudited)

Common Stocks--97.4%	Shares	Value ($)
Consumer Discretionary--10.9%		
Abercrombie & Fitch, Cl. A	10,600	740,940
Amazon.com	37,400 a	2,937,396
Apollo Group, Cl. A	16,800 a	993,048
AutoNation	18,200 a	354,536
AutoZone	5,800 a	735,498
Bed Bath & Beyond	33,000 a	1,143,120
Best Buy	48,750	2,173,762
Big Lots	13,200 a	341,352
Black & Decker	7,950	688,231
Brunswick	10,850	303,366
Carnival	53,200	2,357,292
CBS, Cl. B	88,200	2,797,704
Centex	14,328	534,578
Circuit City Stores	16,686	198,563
Clear Channel Communications	59,750	2,204,775
Coach	44,700 a	2,032,062
Colgate-Palmolive	61,600	4,065,600
Comcast, Cl. A	374,494 a	9,837,958
D.R. Horton	32,900	536,928
Darden Restaurants	17,050	725,818
Dillard's, Cl. A	7,300	218,197
DIRECTV Group	92,800 a	2,079,648
Dow Jones & Co.	7,850	450,433
E.W. Scripps, Cl. A	10,000	409,700
Eastman Kodak	34,650	874,912
Family Dollar Stores	18,200	539,084
Ford Motor	226,311	1,925,907
Fortune Brands	18,421	1,497,627
Gannett	28,250	1,409,675
Gap	63,850	1,098,220
General Motors	68,050	2,204,820
Genuine Parts	20,500	975,390
Goodyear Tire & Rubber	24,800 a	712,256
H & R Block	38,900	776,055
Harley-Davidson	30,950	1,774,054
Harman International Industries	7,800	904,800
Harrah's Entertainment	22,494	1,905,017
Hasbro	19,175	537,284
Hilton Hotels	46,950	2,075,660
Home Depot	237,600	8,831,592
International Game Technology	40,000	1,412,800
Interpublic Group of Cos.	56,400 a	591,636
J.C. Penney	27,050	1,840,482
Johnson & Johnson	348,596	21,090,058
Johnson Controls	23,756	2,687,991

Jones Apparel Group	13,100	326,976
KB Home	9,200	292,652
Kohl's	38,800 a	2,359,040
Leggett & Platt	21,300	441,549
Lennar, Cl. A	16,800	515,088
Limited Brands	41,200	994,980
Liz Claiborne	12,600	442,764
Lowe's Cos.	181,100	5,072,611
Macy's	55,360	1,996,835
Marriott International, Cl. A	39,500	1,641,225
Mattel	47,350	1,084,788
McDonald's	143,700	6,878,919
McGraw-Hill Cos.	41,300	2,498,650
Meredith	4,660	263,243
New York Times, Cl. A	17,286	395,158
Newell Rubbermaid	33,578	888,138
News, Cl. A	280,300	5,919,936
NIKE, Cl. B	45,600	2,574,120
Nordstrom	27,000	1,284,660
Office Depot	33,250 a	829,920
OfficeMax	9,114	299,668
Omnicom Group	39,800	2,064,426
Polo Ralph Lauren	7,400	661,190
Pulte Homes	25,592	494,949
RadioShack	16,352	410,926
Sears Holdings	9,941 a	1,359,829
Sherwin-Williams	13,200	919,908
Snap-On	6,950	363,693
Stanley Works	10,077	557,560
Staples	86,100	1,982,022
Starbucks	89,200 a	2,379,856
Starwood Hotels & Resorts		
Worldwide	25,850	1,627,516
Target	102,450	6,205,397
Tiffany & Co.	16,500	796,125
Time Warner	455,600	8,774,856
TJX Cos.	54,750	1,519,312
Tribune	10,139	283,486
VF	10,750	922,243
Walt Disney	238,500	7,870,500
Wendy's International	10,497	367,710
Whirlpool	9,481	968,105
Wyndham Worldwide	21,917	737,507
Yum! Brands	63,020	2,019,161
		174,813,022
Consumer Staples--8.9%		
Altria Group	253,100	16,823,557
Anheuser-Busch Cos.	91,400	4,457,578
Archer-Daniels-Midland	78,535	2,638,776
Avon Products	52,772	1,900,320
Brown-Forman, Cl. B	9,500	631,180
Campbell Soup	26,150	963,105

Clorox	18,250	1,103,395
Coca-Cola	241,900	12,605,409
Coca-Cola Enterprises	33,550	760,243
ConAgra Foods	59,982	1,520,544
Constellation Brands, Cl. A	23,300 a	510,969
Costco Wholesale	53,800	3,217,240
CVS	185,800	6,538,302
Dean Foods	15,600	448,812
Estee Lauder Cos., Cl. A	14,200	639,284
General Mills	41,700	2,319,354
H.J. Heinz	39,050	1,708,828
Hershey	20,600	949,660
Kellogg	30,150	1,562,071
Kimberly-Clark	54,900	3,693,123
Kraft Foods, Cl. A	193,070	6,323,043
Kroger	85,200	2,211,792
McCormick & Co.	15,700	536,312
Molson Coors Brewing, Cl. B	5,665	503,845
Pepsi Bottling Group	15,800	528,668
PepsiCo	196,020	12,862,832
Procter & Gamble	378,977	23,443,517
Reynolds American	20,600	1,260,102
Safeway	53,150	1,693,890
Sara Lee	88,400	1,401,140
SUPERVALU	25,033	1,043,125
SYSCO	74,408	2,372,127
Tyson Foods, Cl. A	30,400	647,520
UST	19,300	1,033,515
Wal-Mart Stores	291,700	13,403,615
Walgreen	120,400	5,319,272
Whole Foods Market	17,000	629,680
Wm. Wrigley Jr.	25,987	1,498,930
		141,704,675
Energy--11.0%		
Anadarko Petroleum	55,850	2,810,930
Apache	39,826	3,219,534
Baker Hughes	38,570	3,048,958
BJ Services	35,300	923,095
Chesapeake Energy	49,300	1,678,172
Chevron	258,664	22,053,693
ConocoPhillips	196,681	15,899,692
Consol Energy	21,900	912,135
Devon Energy	53,500	3,991,635
El Paso	84,236	1,402,529
ENSCO International	17,900	1,093,153
EOG Resources	29,400	2,060,940
Exxon Mobil	677,956	57,714,394
Halliburton	110,000	3,962,200
Hess	32,850	2,010,420
Marathon Oil	82,570	4,557,864
Murphy Oil	22,600	1,402,104
Nabors Industries	33,900 a	991,236

National Oilwell Varco	21,400 a	2,570,354
Noble	16,150	1,654,729
Occidental Petroleum	100,300	5,689,016
Peabody Energy	31,900	1,348,094
Questar	20,800	1,070,992
Rowan Cos.	13,360	563,658
Schlumberger	141,800	13,431,296
Smith International	24,100	1,479,981
Spectra Energy	76,090	1,938,012
Sunoco	14,636	976,514
Transocean	34,650 a	3,723,142
Valero Energy	66,100	4,429,361
Weatherford International	40,600 a	2,246,398
Williams Cos.	72,100	2,325,225
XTO Energy	46,166	2,517,432
		175,696,888
Financial--19.2%		
ACE	39,200	2,262,624
Aflac	58,900	3,069,868
Allstate	73,150	3,887,922
Ambac Financial Group	12,300	825,945
American Capital Strategies	21,200	804,964
American Express	143,000	8,371,220
American International Group	312,196	20,036,739
Ameriprise Financial	28,280	1,704,436
AON	35,350	1,415,414
Apartment Investment & Management, Cl. A	11,700	494,325
Archstone-Smith Trust	26,800	1,538,588
Assurant	11,900	603,568
AvalonBay Communities	9,600	1,036,512
Bank of America	534,084	25,326,263
Bank of New York Mellon	135,934	5,783,992
BB & T	65,300	2,443,526
Bear Stearns Cos.	14,298	1,733,204
Boston Properties	14,300	1,351,207
Capital One Financial	49,700	3,516,772
Charles Schwab	121,750	2,450,827
Chubb	48,300	2,434,803
Cincinnati Financial	20,637	808,970
CIT Group	23,100	951,258
Citigroup	595,326	27,724,332
CME Group	6,700	3,701,750
Comerica	18,800	990,008
Commerce Bancorp/NJ	23,000	769,350
Compass Bancshares	15,900	1,101,552
Countrywide Financial	71,398	2,011,282
Developers Diversified Realty	15,000	720,000
Discover Financial Services	63,430 a	1,462,062
E*TRADE FINANCIAL	51,400 a	951,928
Equity Residential	34,950	1,391,360
Fannie Mae	117,150	7,010,256

Federated Investors, Cl. B	10,650	383,506
Fifth Third Bancorp	66,191	2,441,786
First Horizon National	15,100	478,972
Franklin Resources	19,800	2,521,926
Freddie Mac	79,650	4,561,556
General Growth Properties	29,500	1,415,410
Genworth Financial, Cl. A	50,300	1,535,156
Goldman Sachs Group	49,150	9,256,911
Hartford Financial Services Group	38,100	3,500,247
Host Hotels & Resorts	62,800	1,326,336
Hudson City Bancorp	58,300	712,426
Huntington Bancshares/OH	43,976	844,339
Janus Capital Group	22,300	670,338
JPMorgan Chase & Co.	411,148	18,094,623
KeyCorp	47,250	1,639,102
Kimco Realty	27,300	1,019,109
Legg Mason	15,800	1,422,000
Lehman Brothers Holdings	64,100	3,974,200
Lincoln National	32,550	1,963,416
Loews	53,600	2,540,640
M & T Bank	9,100	967,239
Marsh & McLennan Cos.	66,800	1,840,340
Marshall & Ilsley	31,150	1,283,691
MBIA	15,700	880,770
Merrill Lynch & Co.	104,850	7,779,870
MetLife	89,300	5,377,646
MGIC Investment	9,950	384,667
Morgan Stanley	126,860	8,102,548
National City	69,300	2,036,727
Northern Trust	22,750	1,420,965
Plum Creek Timber	21,300	827,718
PNC Financial Services Group	41,550	2,769,307
Principal Financial Group	32,250	1,818,578
Progressive	88,600	1,858,828
ProLogis	30,900	1,758,210
Prudential Financial	56,250	4,985,437
Public Storage	14,800	1,037,332
Regions Financial	84,802	2,549,996
Safeco	12,800	748,416
Simon Property Group	26,850	2,323,331
SLM	49,550	2,436,373
Sovereign Bancorp	43,435	831,346
State Street	47,800	3,204,034
SunTrust Banks	42,900	3,359,070
Synovus Financial	39,400	1,101,624
T. Rowe Price Group	32,000	1,668,160
Torchmark	11,516	708,695
Travelers Cos.	79,927	4,058,693
U.S. Bancorp	209,257	6,267,247
Unum Group	41,272	1,002,910
Vornado Realty Trust	15,700	1,680,371
Wachovia	230,257	10,870,433

Washington Mutual	107,044	4,017,361
Wells Fargo & Co.	401,960	13,574,189
XL Capital, Cl. A	22,400	1,744,064
Zions Bancorporation	13,250	987,788
		309,252,800
Health Care--9.9%		
Abbott Laboratories	185,350	9,395,392
Aetna	62,108	2,985,532
Allergan	37,000	2,150,810
AmerisourceBergen	23,000	1,083,530
Amgen	139,566 a	7,500,277
Applera - Applied Biosystems Group	22,100	689,962
Barr Pharmaceuticals	13,200 a	676,104
Bausch & Lomb	6,514	416,440
Baxter International	78,400	4,123,840
Becton, Dickinson & Co.	29,500	2,252,620
Biogen Idec	34,340 a	1,941,584
Boston Scientific	142,803 a	1,877,859
Bristol-Myers Squibb	236,900	6,730,329
C.R. Bard	12,400	973,028
Cardinal Health	46,250	3,040,013
Celgene	45,700 a	2,767,592
CIGNA	34,600	1,786,744
Coventry Health Care	18,800 a	1,049,228
Covidien	59,645 a	2,442,463
Eli Lilly & Co.	118,750	6,423,188
Express Scripts	32,800 a	1,644,264
Forest Laboratories	38,300 a	1,539,660
Genzyme	31,650 a	1,996,166
Gilead Sciences	112,400 a	4,184,652
Hospira	18,745 a	724,869
Humana	20,250 a	1,297,823
King Pharmaceuticals	29,350 a	499,244
Laboratory Corp. of America Holdings	14,200 a	1,048,670
Manor Care	8,850	560,648
McKesson	35,504	2,050,711
Medco Health Solutions	33,669 a	2,736,280
Medtronic	138,600	7,022,862
Merck & Co.	260,850	12,951,202
Millipore	6,450 a	507,035
Mylan Laboratories	29,900	479,297
Patterson Cos.	16,700 a	599,029
PerkinElmer	14,382	400,251
Pfizer	844,640	19,857,486
Quest Diagnostics	19,000	1,053,930
Schering-Plough	179,200	5,114,368
St. Jude Medical	40,700 a	1,755,798
Stryker	35,900	2,241,237
Tenet Healthcare	56,950 a	295,001
Thermo Fisher Scientific	50,800 a	2,652,268
UnitedHealth Group	161,300	7,811,759

Varian Medical Systems	15,300 a	624,240
Waters	12,100 a	704,946
Watson Pharmaceuticals	12,350 a	375,687
WellPoint	73,900 a	5,551,368
Wyeth	161,850	7,852,962
Zimmer Holdings	28,520 a	2,217,715
		158,657,963
Industrial--11.3%		
3M	86,700	7,709,364
Allied Waste Industries	30,700 a	395,109
American Standard Cos.	21,150	1,143,158
Avery Dennison	10,992	674,249
Boeing	94,744	9,799,372
Burlington Northern Santa Fe	42,817	3,516,988
C.H. Robinson Worldwide	20,600	1,002,190
Caterpillar	77,100	6,075,480
CB Richard Ellis Group, Cl. A	22,600 a	789,192
Cintas	16,200	592,272
Cooper Industries, Cl. A	22,000	1,164,240
CSX	52,600	2,493,766
Cummins	12,594	1,494,908
Danaher	28,700	2,143,316
Deere & Co.	27,100	3,263,382
Dover	24,600	1,254,600
Eaton	17,642	1,714,450
Emerson Electric	95,700	4,504,599
Equifax	17,550	710,073
FedEx	37,092	4,107,568
Fluor	10,639	1,228,911
General Dynamics	48,700	3,825,872
General Electric	1,238,150	47,990,694
Goodrich	15,100	949,941
Honeywell International	93,800	5,394,438
Illinois Tool Works	49,600	2,730,480
Ingersoll-Rand, Cl. A	36,300	1,826,616
ITT Industries	21,900	1,377,072
L-3 Communications Holdings	15,000	1,463,400
Lockheed Martin	42,750	4,210,020
Masco	45,418	1,235,824
Monster Worldwide	15,750 a	612,518
Norfolk Southern	47,300	2,543,794
Northrop Grumman	41,512	3,159,062
Paccar	29,861	2,443,227
Pall	14,753	612,545
Parker Hannifin	13,990	1,380,533
Pitney Bowes	26,456	1,219,622
Precision Castparts	16,600	2,275,196
R.R. Donnelley & Sons	26,500	1,119,890
Raytheon	53,400	2,956,224
Robert Half International	20,050	681,500
Rockwell Automation	19,000	1,329,810
Rockwell Collins	20,100	1,380,870

Ryder System	7,350	399,620
Southwest Airlines	93,993	1,471,930
Textron	15,050	1,698,995
Tyco International	59,645	2,820,612
Union Pacific	32,550	3,878,007
United Parcel Service, Cl. B	127,450	9,650,514
United Technologies	119,656	8,731,298
W.W. Grainger	8,500	742,560
Waste Management	62,242	2,367,063
		180,256,934
Information Technology--16.1%		
Adobe Systems	70,800 a	2,852,532
Advanced Micro Devices	66,200 a	896,348
Affiliated Computer Services, Cl.		
A	11,900 a	638,554
Agilent Technologies	47,608 a	1,816,245
Akamai Technologies	19,800 a	672,408
Altera	42,700	990,640
Analog Devices	39,400	1,396,730
Apple	104,100 a	13,716,216
Applied Materials	166,350	3,666,354
Autodesk	27,800 a	1,177,886
Automatic Data Processing	66,550	3,089,251
Avaya	54,168 a	895,939
BMC Software	24,550 a	705,076
Broadcom, Cl. A	55,975 a	1,836,540
CA	49,549	1,242,689
Ciena	10,271 a	375,200
Cisco Systems	730,650 a	21,123,091
Citrix Systems	21,750 a	786,697
Cognizant Technology Solutions,		
Cl. A	17,300 a	1,400,954
Computer Sciences	20,850 a	1,160,928
Compuware	36,250 a	338,212
Convergys	16,450 a	313,372
Corning	189,300	4,512,912
Dell	273,400 a	7,646,998
eBay	136,200 a	4,412,880
Electronic Arts	37,300 a	1,814,272
Electronic Data Systems	61,250	1,653,138
EMC/Massachusetts	252,500 a	4,673,775
Fidelity National Information		
Services	19,700 a	977,711
First Data	90,772	2,885,642
Fiserv	20,250 a	1,000,755
Google, Cl. A	26,200 a	13,362,000
Hewlett-Packard	315,165	14,507,045
IAC/InterActiveCorp	26,300 a	755,862
IMS Health	23,600	663,868
Intel	699,200	16,515,104
International Business Machines	164,400	18,190,860
Intuit	41,200 a	1,179,968

Jabil Circuit	21,600	486,648
JDS Uniphase	25,462 a	364,870
Juniper Networks	68,200 a	2,043,272
KLA-Tencor	23,100	1,311,849
Lexmark International, Cl. A	11,400 a	450,756
Linear Technology	30,500	1,087,325
LSI	92,732 a	667,670
Maxim Integrated Products	38,550	1,222,035
MEMC Electronic Materials	27,000 a	1,655,640
Micron Technology	91,050 a	1,080,762
Microsoft	1,013,150	29,371,219
Molex	17,125	485,322
Moody's	27,700	1,490,260
Motorola	278,606	4,733,516
National Semiconductor	33,600	873,264
NCR	21,700 a	1,133,174
Network Appliance	44,650 a	1,265,381
Novell	41,900 a	281,149
Novellus Systems	15,250 a	434,930
NVIDIA	43,700 a	1,999,712
Oracle	476,350 a	9,107,812
Paychex	40,875	1,691,407
QLogic	19,100 a	253,839
QUALCOMM	200,600	8,354,990
SanDisk	27,500 a	1,474,825
Solectron	108,850 a	409,276
Sun Microsystems	429,700 a	2,191,470
Symantec	108,466 a	2,082,547
Tektronix	9,868	324,164
Tellabs	52,650 a	597,578
Teradyne	22,850 a	358,517
Terex	12,400 a	1,069,500
Texas Instruments	172,500	6,070,275
Tyco Electronics	59,645 a	2,136,484
Unisys	41,900 a	338,971
VeriSign	29,500 a	875,855
Viacom, Cl. B	82,900 a	3,175,070
Western Union	92,972	1,854,791
Xerox	112,798 a	1,969,453
Xilinx	35,900	897,500
Yahoo!	145,600 a	3,385,200
		256,902,930
Materials--3.1%		
Air Products & Chemicals	26,050	2,249,939
Alcoa	104,638	3,997,172
Allegheny Technologies	12,333	1,294,102
Ashland	6,700	409,102
Ball	12,300	630,621
Bemis	12,600	371,322
Dow Chemical	114,713	4,987,721
E.I. du Pont de Nemours & Co.	111,194	5,196,096
Eastman Chemical	10,126	696,871

Ecolab	21,050	886,416
Freeport-McMoRan Copper & Gold	45,178	4,245,828
Hercules	14,050	291,678
International Flavors & Fragrances	9,300	466,023
International Paper	52,438	1,943,877
MeadWestvaco	22,246	723,885
Monsanto	65,376	4,213,483
Newmont Mining	54,324	2,268,027
Nucor	36,300	1,822,260
Pactiv	15,650 a	494,697
PPG Industries	19,721	1,504,121
Praxair	38,400	2,942,208
Rohm & Haas	17,155	969,601
Sealed Air	19,462	530,340
Sigma-Aldrich	15,800	716,056
Temple-Inland	12,700	738,251
United States Steel	14,250	1,400,633
Vulcan Materials	11,450	1,095,994
Weyerhaeuser	26,000	1,852,240
		48,938,564
Telecommunication Services--3.7%		
Alltel	41,550	2,740,223
AT & T	742,031	29,057,934
CenturyTel	13,200	605,484
Citizens Communications	41,200	594,516
Embarq	18,160	1,122,106
Qwest Communications International	186,974 a	1,594,888
Sprint Nextel	348,203	7,148,608
Verizon Communications	349,392	14,891,087
Windstream	57,400	789,824
		58,544,670
Utilities--3.3%		
AES	80,300 a	1,577,895
Allegheny Energy	19,900 a	1,039,377
Ameren	24,850	1,192,303
American Electric Power	47,990	2,087,085
CenterPoint Energy	38,644	636,853
CMS Energy	27,050	437,128
Consolidated Edison	32,600	1,423,968
Constellation Energy Group	21,750	1,822,650
Dominion Resources/VA	42,134	3,548,525
DTE Energy	21,200	983,256
Duke Energy	151,580	2,581,407
Dynergy, Cl. A	48,392 a	431,173
Edison International	39,200	2,073,288
Entergy	23,750	2,374,050
Exelon	80,974	5,680,326
FirstEnergy	36,731	2,231,408
FPL Group	48,900	2,822,997
Integrys Energy	9,146	452,636
KeySpan	21,200	880,860
Nicor	5,450	214,785

NiSource	32,950	628,357
PG & E	42,300	1,810,863
Pinnacle West Capital	12,100	453,508
PPL	46,300	2,182,582
Progress Energy	30,624 [a]	1,337,044
Public Service Enterprise Group	30,450	2,623,268
Sempra Energy	31,742	1,673,438
Southern	90,450	3,042,738
TECO Energy	25,200	406,728
TXU	55,240	3,604,410
Xcel Energy	49,180	998,354
		53,253,260

Total Common Stocks
(cost $1,095,781,904) **1,558,021,706**

Short-Term Investments--.3%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
4.55%, 9/20/07	3,450,000 [b]	3,427,127
4.72%, 10/11/07	500,000 [b]	495,295
4.81%, 10/4/07	200,000 [b]	198,302

Total Short-Term Investments
(cost $4,121,852) **4,120,724**

Other Investment--2.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $35,496,000)	35,496,000 [c]	**35,496,000**

Total Investments (cost $1,135,399,756)	**99.9%**	**1,597,638,430**
Cash and Receivables (Net)	**.1%**	**1,602,899**
Net Assets	**100.0%**	**1,599,241,329**

a   Non-income producing security.
b   All or partially held by a broker as collateral for open financial futures positions.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
Standard & Poor's 500	114	41,664,150	September 2007	**(1,889,505)**

STATEMENT OF INVESTMENTS

Dreyfus U.S. Treasury Reserves

July 31, 2007 (Unaudited)

U.S. Treasury Bills--24.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
8/30/07			
(cost $29,881,583)	4.92	30,000,000	**29,881,583**
Repurchase Agreements--75.8%			
Citigroup Global Markets Holdings Inc.			
dated 7/31/07 due 8/1/07 in the amount of $25,003,472			
(fully collateralized by $20,622,000 U.S. Treasury			
Bonds, 6.75%, due 8/15/26, value $25,500,815)	5.00	25,000,000	25,000,000
Goldman, Sachs & Co.			
dated 7/31/07, due 8/1/07 in the amount of			
$16,902,300 (fully collateralized by $14,687,000 U.S.			
Treasury Bonds, 6.125%, due 8/15/29, value $17,238,382)	4.90	16,900,000	16,900,000
Greenwich Capital Markets			
dated 7/31/07, due 8/1/07 in the amount of			
$25,003,528 (fully collateralized by $25,560,000 U.S.			
Treasury Notes, 4%, due 4/15/10, value $25,503,358)	5.08	25,000,000	25,000,000
J.P. Morgan Chase & Co.			
dated 7/31/07, due 8/1/07 in the amount of			
$25,003,521 (fully collateralized by $25,325,000 U.S.			
Treasury Notes, 4.625%, due 11/30/08, value			
$25,502,486)	5.07	25,000,000	25,000,000
Total Repurchase Agreements			
(cost $91,900,000)			**91,900,000**
Total Investments (cost $121,781,583)		**100.4%**	**121,781,583**
Liabilities, Less Cash and Receivables		**(.4%)**	**(483,541)**
Net Assets		**100.0%**	**121,298,042**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Premier Balanced Fund
July 31, 2007 (Unaudited)

Common Stocks--63.1%	Shares	Value ($)
Consumer Discretionary--4.2%		
Bed Bath & Beyond	17,093 a	592,102
Best Buy	24,295	1,083,314
Gap	48,415	832,738
Home Depot	13,875	515,734
Omnicom Group	13,976	724,935
Starbucks	6,525 a	174,087
Walt Disney	15,239	502,887
		4,425,797
Consumer Staples--8.0%		
Altria Group	13,559	901,267
Avon Products	18,716	673,963
Cadbury Schweppes, ADR	8,689	432,104
Clorox	13,652	825,400
Colgate-Palmolive	8,114	535,524
Kraft Foods, Cl. A	9,383	307,293
PepsiCo	5,436	356,710
Procter & Gamble	20,646	1,277,162
Unilever (NY Shares)	15,183	459,438
Wal-Mart Stores	45,851	2,106,853
Whole Foods Market	18,490	684,870
		8,560,584
Energy--3.3%		
Chevron	7,648	652,068
Exxon Mobil	23,212	1,976,038
Schlumberger	9,008	853,238
		3,481,344
Exchange Traded Funds--1.9%		
iShares Russell 1000 Growth Index		
Fund	14,744	860,607
Powershares QQQ	13,098 b	622,548
Standard & Poor's Depository		
Receipts (Tr. Ser. 1)	3,851	561,168
		2,044,323
Financial--6.3%		
American International Group	7,508	481,863
Charles Schwab	44,135	888,437
Citigroup	23,779	1,107,388
CME Group	1,310	723,775
Discover Financial Services	4,751 a	109,511
Goldman Sachs Group	3,124	588,374
Lincoln National	10,432	629,258
Morgan Stanley	9,502	606,893
State Street	7,346	492,402
Unum Group	44,601	1,083,804
		6,711,705
Health Care--10.2%		
Allergan	18,936	1,100,750
Amylin Pharmaceuticals	22,994 a	1,069,451
Covance	5,427 a	382,983
Eli Lilly & Co.	6,912	373,870
Genentech	8,370 a	622,561
Gilead Sciences	27,242 a	1,014,220
Johnson & Johnson	10,173	615,466
Medtronic	14,112	715,055

Merck & Co.			11,166	554,392
Pfizer			19,405	456,212
Pharmaceutical Product Development			20,728	694,388
Schering-Plough			26,851	766,328
Thermo Fisher Scientific			28,525 a	1,489,290
Wyeth			20,696	1,004,170
				10,859,136
Industrial--3.6%				
Canadian National Railway			10,872	566,757
FedEx			2,693	298,223
General Electric			57,632	2,233,816
Waste Management			19,158	728,579
				3,827,375
Information Technology--24.3%				
Adobe Systems			44,658 a	1,799,271
Akamai Technologies			4,066 a	138,081
Apple			18,891 a	2,489,078
Autodesk			7,672 a	325,063
Automatic Data Processing			11,386	528,538
Broadcom, Cl. A			31,499 a	1,033,482
Cisco Systems			76,438 a	2,209,823
Corning			33,895	808,057
Diebold			16,284	825,110
eBay			20,929 a	678,100
Electronic Arts			24,186 a	1,176,407
EMC/Massachusetts			39,989 a	740,196
Fairchild Semiconductor International			23,236 a	424,057
Google, Cl. A			1,895 a	966,450
Hewlett-Packard			34,411	1,583,938
Intersil, Cl. A			18,027	527,290
Juniper Networks			28,062 a	840,738
KLA-Tencor			9,846	559,154
Marvell Technology Group			49,496 a	890,928
Maxim Integrated Products			22,346	708,368
MEMC Electronic Materials			9,079 a	556,724
Microsoft			98,349	2,851,138
Molex			12,621	357,679
SanDisk			19,303 a	1,035,220
Texas Instruments			35,215	1,239,216
Yahoo!			32,253 a	749,882
				26,041,988
Materials--.5%				
E.I. du Pont de Nemours & Co.			11,386	**532,068**
Telecommunications--.8%				
Alcatel-Lucent, ADR			73,925	857,530
AT & T			3	117
				857,647
Total Common Stocks (cost $62,321,687)				**67,341,967**
Bonds and Notes--34.8%	**Coupon Rate (%)**	**Maturity Date**	**Principal Amount ($)**	**Value ($)**
Aerospace & Defense--.3%				
L-3 Communications, Gtd. Notes, Ser. B	6.38	10/15/15	30,000	27,750
L-3 Communications, Gtd. Notes	7.63	6/15/12	120,000	121,200
Northrop Grumman, Gtd. Notes	7.13	2/15/11	75,000	78,949
Raytheon, Sr. Notes	5.50	11/15/12	65,000	65,189

				293,088
Agricultural--.3%				
Philip Morris,				
Debs.	7.75	1/15/27	270,000	**320,019**
Asset-Backed Ctfs./Auto Receivables--.7%				
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. E	6.96	3/8/16	100,000 c	99,011
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	195,000	193,827
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. C	5.47	9/15/12	100,000	99,558
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. C	5.80	2/15/13	100,000	101,284
Wachovia Automobile Loan Owner				
Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	125,000	124,342
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	105,000	104,193
				722,215
Asset-Backed Ctfs./Credit Cards--.7%				
BA Credit Card Trust,				
Ser. 2007-C1, Cl. C1	5.61	6/15/14	420,000 d	419,475
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	5.54	1/9/12	325,000 d	324,996
				744,471
Asset-Backed Ctfs./Home Equity Loans--.7%				
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	175,000 d	172,352
Citicorp Residential Mortgage				
Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	225,000 d	224,465
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	140,000	139,698
Morgan Stanley Mortgage Loan				
Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	70,000 d	69,568
Soundview Home Equity Loan Trust,				
Ser. 2005-B, Cl. M3	5.83	5/25/35	75,000 d	73,915
Sovereign Commercial Mortgage				
Securities, Ser. 2007-C1, Cl. D	5.77	7/22/30	55,000 c,d	52,288
				732,286
Asset-Backed Ctfs./Manufactured Housing--.1%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	100,198	**103,548**
Automobile Manufacturers--.1%				
DaimlerChrysler N.A. Holding,				
Notes	4.88	6/15/10	50,000	49,013
DaimlerChrysler N.A. Holding,				
Gtd. Notes	8.50	1/18/31	60,000	74,468
				123,481
Banks--1.3%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	105,000	105,000
Chuo Mitsui Trust & Banking,				
Sub. Notes	5.51	12/29/49	100,000 c,d	93,770
Colonial Bank,				
Sub. Notes	8.00	3/15/09	40,000	41,512
Glitnir Banki,				
Sub. Notes	6.69	6/15/16	115,000 c,d	119,116
M&T Bank,				
Sr. Unscd. Bonds	5.38	5/24/12	105,000	104,748
Northern Rock,				
Sub. Notes	5.60	4/30/49	190,000 c,d	182,292

Resona Bank,				
Notes	5.85	9/29/49	130,000 c,d	123,631
Societe Generale,				
Sub. Notes	5.92	12/29/49	110,000 c,d	105,875
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	140,000 d	137,072
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	105,000 d	103,318
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	110,000 d	108,797
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	140,000	139,642
				1,364,773
Building & Construction--.0%				
Owens Corning,				
Gtd. Notes	6.50	12/1/16	30,000	**29,739**
Chemicals--.3%				
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	26,000	27,040
ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	110,000	108,174
Lubrizol,				
Sr. Notes	4.63	10/1/09	145,000	142,491
Lubrizol,				
Sr. Notes	5.50	10/1/14	40,000	37,939
				315,644
Commercial & Professional Services--.1%				
ERAC USA Finance,				
Bonds	5.60	5/1/15	90,000 c	86,137
ERAC USA Finance,				
Notes	7.95	12/15/09	50,000 c	52,563
				138,700
Commercial Mortgage Pass-Through Ctfs.--2.4%				
Banc of America Commercial				
Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	240,630	238,888
Banc of America Commercial				
Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	40,000	39,329
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW13,				
Cl. A3	5.52	9/11/41	50,000	49,362
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-T24,				
Cl. AAB	5.53	10/12/41	100,000	98,343
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW12,				
Cl. AAB	5.87	9/11/38	100,000 d	99,838
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	70,000 c	68,308
Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	85,000 c	81,248
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	90,000 c	87,485
Global Signal Trust,				
Ser. 2006-1, Cl. E	6.50	2/15/36	35,000 c	34,133
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. E	5.76	3/6/20	85,000 c,d	84,469
Goldman Sachs Mortgage Securities				
Corporation II, Ser. 2007-EOP,				
Cl. K	6.37	3/6/20	50,000 c,d	49,500
Greenwich Capital Commercial				

Funding, Ser. 2007-GG9, Cl. AAB	5.44	3/10/39	225,000	219,287
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2004-C1, Cl. A2	4.30	1/15/38	85,000	81,586
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	200,000	198,155
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	95,000 d	95,853
Merrill Lynch Mortgage Trust,				
Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	145,000	143,096
Merrill Lynch Mortgage Trust,				
Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	45,000 d	44,757
Morgan Stanley Capital I,				
Ser. 2006-T21, Cl. A2	5.09	10/12/52	150,000	148,214
Morgan Stanley Capital I,				
Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	215,000	214,582
Morgan Stanley Capital I,				
Ser. 2007-T27, Cl. A2	5.80	6/11/42	75,000 d	74,932
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	30,000 c	29,135
Washington Mutual Asset				
Securities, Ser. 2003-C1A,				
Cl. A	3.83	1/25/35	371,949 c	360,680
				2,541,180
Diversified Financial Services--3.2%				
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	50,000 d	50,696
Amvescap,				
Gtd. Notes	5.38	2/27/13	50,000	48,645
Bear Stearns,				
Sr. Unscd. Notes	5.50	8/15/11	110,000	107,554
Boeing Capital,				
Sr. Notes	7.38	9/27/10	160,000	170,559
BTM (Curacao) Holdings,				
Bank Gtd. Notes	4.76	7/21/15	225,000 c,d	219,303
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	130,000 c	121,683
Countrywide Financial,				
Gtd. Notes	5.80	6/7/12	70,000	67,369
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/8/49	110,000 d	103,827
Credit Suisse USA,				
Sr. Unsub. Notes	5.50	8/16/11	170,000	170,341
Ford Motor Credit,				
Unscd. Notes	7.38	10/28/09	195,000	188,351
Fuji JGB Investment,				
Sub. Bonds	9.87	12/29/49	115,000 c,d	119,343
Glencore Funding,				
Gtd. Notes	6.00	4/15/14	65,000 c	64,330
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	5/8/49	35,000 d	33,117
Goldman Sachs Group,				
Notes	4.50	6/15/10	140,000	136,805
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	410,000 d	395,917
Janus Capital Group,				
Notes	6.25	6/15/12	75,000	75,983
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	205,000	188,363

John Deere Capital,				
Notes	5.40	9/1/09	90,000 d	90,097
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	260,000	248,026
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	100,000 c	106,541
Lehman Brothers Capital Trust VII,				
Notes	5.86	11/29/49	30,000 d	28,502
Lehman Brothers Holdings,				
Sr. Notes	6.00	7/19/12	50,000	50,049
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	155,000	145,537
Nuveen Investments,				
Sr. Unscd. Notes	5.00	9/15/10	13,000	12,234
Residential Capital,				
Gtd. Notes	6.13	11/21/08	45,000	43,181
Residential Capital,				
Gtd. Notes	6.50	4/17/13	10,000	8,984
Residential Capital,				
Gtd. Notes	6.88	6/30/15	55,000	48,768
Residential Capital,				
Gtd. Notes	7.69	4/17/09	135,000 c,d	130,471
SLM,				
Unscd. Notes, Ser. A	4.50	7/26/10	95,000	88,899
SMFG Preferred Capital,				
Sub. Bonds	6.08	12/31/49	100,000 c,d	96,253
				3,359,728
Diversified Metals & Mining--.1%				
Reliance Steel & Aluminum,				
Gtd. Notes	6.20	11/15/16	60,000	58,367
Wellpoint,				
Sr. Unsub. Notes	5.88	6/15/17	50,000	49,773
				108,140
Electric Utilities--1.2%				
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	120,000	116,532
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. D	5.30	12/1/16	95,000	91,613
Consumers Energy,				
First Mortgage Bonds	5.00	2/15/12	235,000	230,088
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	220,000	221,963
Gulf Power,				
Sr. Unsub. Notes, Ser. M	5.30	12/1/16	115,000	111,463
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	140,000	143,875
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	100,000	92,250
Ohio Power,				
Unscd. Notes	5.54	4/5/10	170,000 d	170,264
Southern,				
Sr. Unsub. Notes, Ser. A	5.30	1/15/12	70,000	69,433
				1,247,481
Environmental Control--.2%				
Allied Waste North America,				
Scd. Notes, Ser. B	5.75	2/15/11	45,000	42,525
Allied Waste North America,				
Scd. Notes	6.38	4/15/11	35,000	33,556
Republic Services,				
Sr. Notes	6.75	8/15/11	85,000	88,779
USA Waste Services,				

Sr. Unscd. Notes		7.00	7/15/28	50,000	51,817
					216,677
Food & Beverages--.2%					
H.J. Heinz,					
Notes		6.43	12/1/20	60,000 c	60,721
Stater Brothers Holdings,					
Sr. Notes		7.75	4/15/15	35,000 c	32,725
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	65,000	63,050
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	50,000 d	50,980
					207,476
Foreign/Governmental--.9%					
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.84	6/16/08	190,000 d	189,240
Export-Import Bank of Korea,					
Sr. Notes		4.50	8/12/09	175,000	172,251
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	250,000 e	156,615
Republic of Argentina,					
Bonds		5.48	8/3/12	260,000 d	187,622
Republic of Argentina,					
Bonds, Ser. VII		7.00	9/12/13	100,000	92,000
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	143,337 c	148,168
					945,896
Health Care--.4%					
American Home Products,					
Unscd. Notes		6.95	3/15/11	95,000 d	100,195
Community Health Systems,					
Sr. Notes		8.88	7/15/15	45,000 c	43,931
Coventry Health Care,					
Sr. Unscd. Notes		5.88	1/15/12	85,000	84,833
Coventry Health Care,					
Sr. Unscd. Notes		5.95	3/15/17	60,000	57,271
Medco Health Solutions,					
Sr. Unscd. Notes		7.25	8/15/13	50,000	53,103
Teva Pharmaceutical Finance,					
Gtd. Notes		6.15	2/1/36	85,000	78,573
UnitedHealth Group,					
Sr. Unscd. Notes		5.38	3/15/16	50,000	48,259
					466,165
Lodging & Entertainment--.1%					
MGM Mirage,					
Gtd. Notes		8.38	2/1/11	50,000	50,875
Mohegan Tribal Gaming Authority,					
Sr. Unscd. Notes		6.13	2/15/13	110,000	103,125
					154,000
Machinery--.1%					
Atlas Copco,					
Bonds		5.60	5/22/17	45,000 c	43,777
Case New Holland,					
Gtd. Notes		7.13	3/1/14	45,000	44,212
Terex,					
Gtd. Notes		7.38	1/15/14	55,000	54,175
					142,164
Media--.8%					
AOL Time Warner,					
Gtd. Notes		6.75	4/15/11	145,000	150,404
British Sky Broadcasting,					

Gtd. Notes	6.88	2/23/09	320,000	326,900
Comcast,				
Gtd. Notes	5.50	3/15/11	200,000	199,359
News America Holdings,				
Gtd. Debs.	7.70	10/30/25	130,000	143,224
				819,887
Oil & Gas--.4%				
Amerada Hess,				
Unscd. Notes	6.65	8/15/11	125,000 b	130,019
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	20,000	20,150
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	220,000	213,774
Gazprom,				
Sr. Unscd. Notes	6.51	3/7/22	105,000 c	100,674
				464,617
Packaging & Containers--.1%				
Ball,				
Gtd. Notes	6.88	12/15/12	25,000	24,875
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	90,000	89,100
				113,975
Paper & Forest Products--.3%				
Georgia-Pacific,				
Gtd. Notes	7.00	1/15/15	80,000 c	74,000
Georgia-Pacific,				
Sr. Uscd. Notes	8.00	1/15/24	130,000	119,275
Temple-Inland,				
Gtd. Notes	6.63	1/15/18	90,000	87,223
				280,498
Property & Casualty Insurance--.6%				
Allstate,				
Jr. Sub. Debs.	6.50	5/15/57	40,000 b	37,033
ING Groep,				
Bonds	5.78	12/29/49	110,000 d	105,953
Leucadia National,				
Sr. Notes	7.13	3/15/17	130,000 c	118,950
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	310,000	294,608
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	55,000	55,123
				611,667
Real Estate Investment Trusts--1.9%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	150,000	144,086
Arden Realty,				
Notes	5.25	3/1/15	125,000	121,658
Boston Properties,				
Sr. Notes	5.00	6/1/15	135,000	128,545
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	50,000	50,003
Duke Realty,				
Sr. Notes	5.88	8/15/12	440,000	444,320
ERP Operating,				
Notes	5.13	3/15/16	80,000	74,999
ERP Operating,				
Notes	5.25	9/15/14	40,000	38,302
ERP Operating,				
Unscd. Notes	5.38	8/1/16	30,000	28,579
ERP Operating,				
Notes	5.50	10/1/12	35,000	34,653

Federal Realty Investment Trust,				
Sr. Unscd. Notes	5.65	6/1/16	75,000	73,573
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	25,000	25,423
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	155,000	146,772
Host Hotels & Resorts,				
Scd. Notes	6.88	11/1/14	20,000	19,400
Istar Financial,				
Sr. Unscd. Notes	5.71	3/9/10	165,000 d	165,323
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	70,000	68,926
Mack-Cali Realty,				
Notes	5.25	1/15/12	100,000	97,909
Mack-Cali Realty,				
Bonds	5.80	1/15/16	110,000	107,877
Regency Centers,				
Gtd. Notes	5.25	8/1/15	45,000	43,226
Regency Centers,				
Sr. Unscd. Notes	5.88	6/15/17	15,000	14,903
Simon Property Group,				
Unsub. Notes	5.00	3/1/12	175,000	170,769
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	8,000	8,057
				2,007,303
Residential Mortgage Pass-Through Ctfs.--1.6%				
ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	50,403	50,357
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	270,000 d	263,589
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	942,718	949,314
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.06	6/25/36	24,973 d	24,257
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	125,000 d	121,600
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	150,000 d	146,237
Washington Mutual,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	200,000 d	197,064
				1,752,418
Retail--.1%				
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	35,000	35,143
Delhaize Group,				
Notes	6.50	6/15/17	25,000 c	24,292
Federated Retail Holding,				
Gtd. Bonds	5.35	3/15/12	25,000	24,852
Federated Retail Holding,				
Gtd. Notes	5.90	12/1/16	40,000	38,757
				123,044
Steel--.0%				
US Steel,				
Sr. Unsub. Notes	5.65	6/1/13	50,000	**49,336**
Telecommunications--.6%				
AT & T,				
Sr. Unscd. Notes	7.30	11/15/11	100,000 d	106,865
AT & T,				
Sr. Notes	8.75	3/1/31	75,000	93,078
KPN,				

Sr. Unsub. Bonds	8.38	10/1/30	40,000	44,760
Nextel Communications,				
Gtd. Notes, Ser. F	5.95	3/15/14	85,000	78,942
Qwest,				
Notes	8.88	3/15/12	10,000 d	10,563
Sprint Capital,				
Gtd. Notes	8.75	3/15/32	20,000	22,037
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	90,000	90,508
Time Warner Cable,				
Sr. Unscd. Notes	5.85	5/1/17	45,000 c	43,477
Verizon Global Funding,				
Notes	7.75	6/15/32	75,000	82,989
Windstream,				
Gtd. Notes	8.13	8/1/13	85,000	86,381
				659,600
Textiles & Apparel--.1%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	105,000	**106,136**
Transportation--.2%				
Union Pacific,				
Unscd. Notes	3.88	2/15/09	200,000	**195,893**
U.S. Government Agencies/Mortgage-Backed--11.6%				
Federal Home Loan Mortgage Corp:				
3.50%, 9/1/10			44,384	42,466
5.50%, 4/1/22			504,163	498,032
Federal National Mortgage Association:				
5.00%			385,000 f	373,269
4.00%, 5/1/10			247,006	239,428
4.50%, 1/1/21			867,583	827,652
5.00%, 8/1/20 - 3/1/36			2,891,715	2,773,562
5.50%, 9/1/34 - 4/1/36			2,668,823	2,581,715
6.00%, 5/1/22 - 5/1/37			1,811,911	1,808,404
Government National Mortgage Association I:				
5.50%, 4/15/33 - 4/15/34			709,201	692,387
Ser. 2005-90, Cl. A, 3.76%,				
9/16/28			213,865	207,450
Ser. 2005-29, Cl. A, 4.02%,				
7/16/27			159,251	155,139
Ser. 2006-6, Cl. A, 4.05%,				
10/16/23			31,712	31,124
Ser. 2006-66, Cl. A, 4.09%,				
1/16/30			221,933	216,383
Ser. 2006-3, Cl. A, 4.21%,				
1/16/28			264,564	258,877
Ser. 2006-5, Cl. A, 4.24%,				
7/16/29			184,357	180,461
Ser. 2005-32, Cl. B, 4.39%,				
8/16/30			199,911	196,741
Ser. 2005-87, Cl. A, 4.45%,				
3/16/25			136,358	134,095
Ser. 2004-39, Cl. LC,				
5.50%, 12/20/29			390,000	390,737
Federal Home Loan Mortgage Corp.,				
5.50%, 8/15/14			755,000 f	745,676
				12,353,598
U.S. Government Securities--3.1%				
U.S. Treasury Bonds	4.50	2/15/36	1,209,000 b	1,130,793
U.S. Treasury Notes	4.38	12/31/07	60,000 g	59,869
U.S. Treasury Notes	4.50	5/15/10	235,000 b	234,780
U.S. Treasury Notes	4.63	12/31/11	764,000 b	765,075

U.S. Treasury Notes	4.63	11/15/16	768,000 b	758,881
U.S. Treasury Notes	5.13	6/30/08	320,000	320,850
				3,270,248

Total Bonds and Notes
(cost $37,699,132)   **37,085,091**

Options--.0%	Contracts	Value ($)
Put Options		
U.S. Treasury 10-Year Notes		
September 2007@ 104.50	7	984
U.S. Treasury 5-Year Note		
August 2007@ 105	10	2,969
Total Options		
(cost $7,259)		**3,953**

Other Investment--2.3%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $2,411,000)	2,411,000 h	**2,411,000**

Investment of Cash Collateral for
Securities Loaned--3.4%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $3,635,333)	3,635,333 h	**3,635,333**

Total Investments (cost $106,074,411)	**103.6%**	**110,477,344**
Liabilities, Less Cash and Receivables	**(3.6%)**	**(3,847,630)**
Net Assets	**100.0%**	**106,629,714**

ADR - American Depository Receipts

a Non-income producing security.

b All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities on loan is
  $3,531,778 and the total market value of the collateral held by the fund is $3,635,333.

c Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
  transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted
  to $3,258,280 or 3.1% of net assets.

d Variable rate security--interest rate subject to periodic change.

e Principal amount stated in U.S. Dollars unless otherwise noted. BRL--Brazilian Real

f Purchased on a forward commitment basis.

g All or partially held by a broker as collateral for open financial futures positions.

h Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 year Notes	24	4,918,500	September 2007	22,443
U.S. Treasury 5 year Notes	3	316,406	September 2007	2,740

U.S. Treasury 30 year Bonds	3	330,188	September 2007	9,213
Financial Futures Short				
U.S. Treasury 10 year Notes	4	(429,688)	September 2007	(1,570)
				32,826

STATEMENT OF INVESTMENTS

Dreyfus Premier Limited Term Income Fund

July 31, 2007 (Unaudited)

Bonds and Notes--133.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Agricultural--.6%				
Philip Morris,				
Debs.	7.75	1/15/27	175,000 a	**207,420**
Asset-Backed Ctfs./Auto Receivables--3.4%				
Americredit Prime Automobile				
Receivables, Ser. 2007-1,				
Cl. A2	5.34	8/9/10	75,000	75,059
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. B	5.35	9/9/13	35,000	35,082
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. C	5.43	2/10/14	35,000	35,092
Daimler Chrysler Auto Trust,				
Ser. 2004-A, Cl. CTFS	2.85	8/8/10	100,000	99,536
Ford Credit Auto Owner Trust,				
Ser. 2004-A, Cl. C	4.19	7/15/09	100,000	99,629
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	225,000	223,646
Ford Credit Auto Owner Trust,				
Ser 2005-C, Cl. C	4.72	2/15/11	40,000	39,794
Hyundai Auto Receivables Trust,				
Ser. 2004-A, Cl. B	3.46	8/15/11	48,176	47,596
Hyundai Auto Receivables Trust,				
Ser. 2006-B, Cl. C	5.25	5/15/13	35,000	34,992
Wachovia Automobile Loan Owner				
Trust, Ser. 2007-1, Cl. C	5.45	10/22/12	155,000	155,507
Wachovia Automobile Loan Owner				
Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	125,000	124,343
WFS Financial Owner Trust,				
Ser. 2004-4, Cl. C	3.21	5/17/12	66,089	65,047
WFS Financial Owner Trust,				
Ser. 2004-3, Cl. B	3.51	2/17/12	40,166	39,670
Whole Auto Loan Trust,				
Ser. 2003-1, Cl. A4	2.58	3/15/10	49,133	48,652
				1,123,645
Asset-Backed Ctfs./Credit Cards--2.7%				
American Express Credit Account				
Master Trust, Ser. 2007-6,				
Cl. C	5.60	1/15/13	245,000 b,c	245,000
Bank of America Credit Card Trust,				
Ser. 2007-B1, Cl. B1	5.40	6/15/12	340,000 c	337,981
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	5.54	1/9/12	300,000 c	299,996
				882,977
Asset-Backed Ctfs./Home Equity Loans--7.2%				
ACE Securities,				
Ser. 2006-ASL1, Cl. A	5.46	2/25/36	33,161 c	32,342
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	55,000 c	54,168
Carrington Mortgage Loan Trust,				
Ser. 2006-RFC1, Cl. A1	5.36	5/25/36	32,654 c	32,640
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	5.37	6/25/36	10,048 c	10,048
Citicorp Residential Mortgage				
Securities, Ser. 2006-2,				
Cl. A1A	5.87	9/25/36	302,543 c	301,851

Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	58,004 c	57,895
Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5	5.01	2/25/35	115,000	112,156
Countrywide Asset-Backed Certificates, Ser. 2006-SPS2, Cl. A	5.48	5/25/26	91,275 c	89,275
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M5	6.92	9/25/37	85,000	80,232
Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A1A	5.94	2/25/37	125,070 c	125,265
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	34,177 c	34,049
CS First Boston Mortgage Securities, Ser. 2005-FIX1, Cl. A5	4.90	5/25/35	290,000 c	277,377
First Franklin Mortgage Loan Asset-Backed Certificates, Ser. 2004-FF6, Cl. M2	6.57	7/25/34	200,000 c	195,444
First NLC Trust, Ser. 2005-3, Cl. AV2	5.55	12/25/35	95,476 c	95,512
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.41	5/25/36	42,646 c	42,047
Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1	5.47	9/25/36	30,599 c	30,295
JP Morgan Mortgage Acquisition, Ser. 2007-CH1, Cl. AF1B	5.94	11/25/36	194,105 c	193,846
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.36	4/25/36	27,860 c	27,849
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	58,333 c	58,136
Residential Asset Mortgage Products, Ser. 2005-EFC6, Cl. 1A1	5.41	11/25/35	41,065 c	41,063
Residential Asset Mortgage Products, Ser. 2003-RS9, Cl. MI1	5.80	10/25/33	65,597 c	64,605
Residential Asset Securities, Ser. 2002-KS4, Cl. AIIB	5.82	7/25/32	97,280 c	97,307
Soundview Home Equity Loan Trust, Ser. 2005-A, Cl. M5	6.12	4/25/35	66,018 c	62,993
Sovereign Commercial Mortgage Securities, Ser. 2007-C1, Cl. D	5.77	7/22/30	70,000 b,c	66,549
Sovereign Commercial Mortgage Securities, Ser. 2007-C1, Cl. B	5.77	7/22/30	100,000 b,c	99,470
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	5.38	2/25/37	47,552 c	47,516
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	5.35	5/25/36	27,569 c	27,562
				2,357,492
Asset-Backed Ctfs./Manufactured Housing--.7%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	100,198	103,548
Origen Manufactured Housing, Ser. 2005-B, Cl. A2	5.25	12/15/18	120,000	119,467
				223,015
Automobile Manufacturers--.8%				

Daimler Chrysler N.A. Holding,				
Gtd. Notes	5.71	3/13/09	95,000 c	95,036
DaimlerChrysler N.A. Holding,				
Notes	4.88	6/15/10	65,000	63,717
DaimlerChrysler N.A. Holding,				
Gtd. Notes	7.30	1/15/12	110,000	116,584
				275,337
Banks--9.1%				
Bank of America,				
Sub. Notes	5.75	8/15/16	185,000	183,060
Bank of Scotland,				
Bonds	7.00	11/29/49	60,000 b,c	60,187
Capital One Financial,				
Sr. Unsub. Notes	5.64	9/10/09	100,000 c	100,102
Chuo Mitsui Trust & Banking,				
Sub. Notes	5.51	12/29/49	100,000 b,c	93,770
Citigroup,				
Sub. Notes	5.50	2/15/17	320,000	309,185
Greater Bay Bancorp,				
Sr. Notes, Ser. B	5.25	3/31/08	100,000	99,823
ICICI Bank,				
Bonds	5.90	1/12/10	100,000 b,c	100,471
Industrial Bank of Korea,				
Sub. Notes	4.00	5/19/14	120,000 b,c	116,741
Islandsbanki,				
Notes	5.52	10/15/08	50,000 b,c	49,971
M & I Marshall & Ilsley Bank,				
Notes	5.30	9/8/11	90,000	89,605
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	110,000	114,492
Northern Rock,				
Sub. Notes	6.59	6/28/49	100,000 b,c	97,829
Northern Trust,				
Sr. Unscd. Notes	5.30	8/29/11	65,000	65,114
PNC Funding,				
Sr. Notes	5.50	1/31/12	85,000 c	85,050
Resona Bank,				
Notes	5.85	9/29/49	125,000 b,c	118,876
Shinsei Finance Cayman,				
Jr. Sub. Bonds	6.42	1/29/49	110,000 b,c	105,823
Societe Generale,				
Sub. Notes	5.92	12/29/49	170,000 b,c	163,625
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	145,000 c	141,967
Sovereign Bancorp,				
Sr. Notes	5.64	3/1/09	35,000 c	35,100
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	35,000 c	34,439
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	175,000 c	173,087
Wachovia Bank,				
Sub. Notes	5.60	3/15/16	134,000	130,996
Washington Mutual Bank,				
Notes	5.45	11/6/09	250,000 c	250,438
Western Financial Bank,				
Sub. Debs.	9.63	5/15/12	155,000	166,048
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	100,000	99,745
				2,985,544
Building & Construction--.2%				
Masco,				

Sr. Unscd. Notes	5.66	3/12/10	45,000 c	44,591
Owens Corning,				
Gtd. Notes	6.50	12/1/16	20,000	19,826
				64,417
Chemicals--.8%				
ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	170,000	167,177
Lubrizol,				
Sr. Notes	4.63	10/1/09	50,000	49,135
Praxair,				
Unscd. Notes	5.38	11/1/16	45,000	44,289
				260,601
Commercial & Professional Services--.4%				
ERAC USA Finance,				
Notes	5.61	4/30/09	25,000 b,c	25,081
ERAC USA Finance,				
Gtd. Notes	7.35	6/15/08	110,000 b	111,298
				136,379
Commercial Mortgage Pass-Through Ctfs.--10.3%				
Banc of America Commercial				
Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	65,000	63,910
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. A	5.68	4/25/34	43,490 b,c	43,517
Bear Stearns Commercial Mortgage				
Securities, Ser. 2005-T18,				
Cl. A2	4.56	2/13/42	85,000	83,358
Bear Stearns Commercial Mortgage				
Securities, Ser. 2004-PWR5,				
Cl. A3	4.57	7/11/42	110,000	106,361
Bear Stearns Commercial Mortgage				
Securities, Ser. 2006-PW13,				
Cl. A3	5.52	9/11/41	35,000	34,553
Citigroup/Deutsche Bank Commercial				
Mortgage, Ser. 2007-CD4,				
Cl. A2B	5.21	12/11/49	170,000	167,014
Credit Suisse/Morgan Stanley				
Commercial Mortgage				
Certificates, Ser. 2006-HC1A,				
Cl. A1	5.51	5/15/23	90,000 b,c	89,998
Crown Castle Towers,				
Ser. 2006-1A, Cl. AFX	5.24	11/15/36	185,000 b	182,831
Crown Castle Towers,				
Ser. 2006-1A, Cl. B	5.36	11/15/36	50,000 b	49,085
Crown Castle Towers,				
Ser. 2006-1A, Cl. C	5.47	11/15/36	125,000 b	122,308
Crown Castle Towers,				
Ser. 2005-1A, Cl. D	5.61	6/15/35	65,000 b	63,429
Crown Castle Towers,				
Ser. 2006-1A, Cl. D	5.77	11/15/36	90,000 b	86,027
CS First Boston Mortgage				
Securities, Ser. 2001-CF2,				
Cl. G	6.93	2/15/34	130,000 b	133,548
DLJ Commercial Mortgage,				
Ser. 1998-CF2, Cl. A1B	6.24	11/12/31	115,718	116,240
First Union-Lehman Brothers-Bank				
of America Commercial Mortgage				
Trust, Ser. 1998-C2, Cl. A2	6.56	11/18/35	207,928	208,349
Global Signal Trust,				
Ser. 2006-1, Cl. C	5.71	2/15/36	45,000 b	44,284
Global Signal Trust,				
Ser. 2006-1, Cl. D	6.05	2/15/36	125,000 b	121,507

Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	45,000 b	43,886
GMAC Commercial Mortgage Securities, Ser. 1998-C2, Cl. A2	6.42	5/15/35	39,006	39,174
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	5.76	3/6/20	55,000 b,c	54,656
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. H	5.97	3/6/20	25,000 b,c	24,750
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. J	6.17	3/6/20	90,000 b,c	89,100
Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB	5.44	3/10/39	170,000	165,684
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	110,000	105,582
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	60,000 c	60,539
LB Commercial Conduit Mortgage Trust, Ser. 1999-C1, Cl. B	6.93	6/15/31	150,000	153,236
Mach One Trust Commercial Mortgage-Backed, Ser. 2004-1A, Cl. A1	3.89	5/28/40	58,300 b	57,813
Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A4	5.62	7/12/34	330,000	330,503
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	45,000 b	44,464
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	100,000	97,300
Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	275,000	274,465
Morgan Stanley Dean Witter Capital I, Ser. 2001-TOP3, Cl. A4	6.39	7/15/33	65,000	66,710
Nationslink Funding Corporation, Ser. 1998-2, Cl. A2	6.48	8/20/30	47,658	47,803
SBA CMBS Trust, Ser. 2006-1A, Cl. D	5.85	11/15/36	35,000 b	33,992
				3,405,976
Diversified Financial Services--9.0%				
Ameriprise Financial, Jr. Sub. Notes	7.52	6/1/66	44,000 c	44,612
Bear Stearns, Notes	5.45	2/23/10	250,000 c	248,753
Boeing Capital, Sr. Notes	7.38	9/27/10	175,000	186,549
Capmark Financial Group, Gtd. Notes	5.88	5/10/12	85,000 b	79,562
Countrywide Financial, Gtd. Notes	5.80	6/7/12	75,000	72,182
Credit Suisse Guernsey, Jr. Sub. Notes	5.86	5/8/49	145,000 c	136,863
Fuji JGB Investment, Sub. Bonds	9.87	12/29/49	105,000 b,c	108,965
Glencore Funding, Gtd. Notes	6.00	4/15/14	90,000 b	89,072
Goldman Sachs Capital II, Gtd. Bonds	5.79	12/29/49	55,000 c	52,041

International Lease Finance,				
Notes	4.75	1/13/12	145,000	140,671
International Lease Finance,				
Sr. Notes	5.00	4/15/10	190,000	187,775
Janus Capital Group,				
Notes	6.70	6/15/17	200,000	202,368
Jefferies Group,				
Debs.	5.88	6/8/14	100,000	97,521
John Deere Capital,				
Notes	5.40	9/1/09	77,000 c	77,083
Kaupthing Bank,				
Sr. Notes	6.06	1/15/10	110,000 b,c	111,195
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	120,000 b	127,850
Lehman Brothers Capital Trust VII,				
Notes	5.86	11/29/49	40,000 c	38,003
Lehman Brothers Holdings,				
Sub. Notes	6.50	7/19/17	75,000	73,793
Lehman Brothers Holdings,				
Sub. Notes	6.88	7/17/37	95,000	92,305
Merrill Lynch & Co.,				
Sub. Notes	6.22	9/15/26	110,000	104,147
Morgan Stanley,				
Notes	5.55	4/27/17	165,000	155,602
Pemex Finance,				
Notes	9.03	2/15/11	82,500	87,089
Pemex Finance,				
Bonds	9.69	8/15/09	45,000	46,828
Residential Capital,				
Gtd. Notes	6.66	11/21/08	320,000 c	307,733
Tokai Preferred Capital,				
Bonds	9.98	12/29/49	105,000 b,c	109,019
				2,977,581
Diversified Metals & Mining--.4%				
Reliance Steel & Aluminum,				
Gtd. Notes	6.20	11/15/16	70,000	68,094
Wellpoint,				
Sr. Unsub. Notes	6.38	6/15/37	75,000	73,713
				141,807
Electric Utilities--2.1%				
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	85,000	82,543
Duke Energy,				
Sr. Notes	5.63	11/30/12	50,000	50,219
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	72,000	73,993
NiSource Finance,				
Gtd. Notes	5.93	11/23/09	45,000 c	45,035
NiSource Finance,				
Gtd. Notes	7.88	11/15/10	110,000	117,419
Ohio Power,				
Unscd. Notes	5.54	4/5/10	45,000 c	45,070
Ohio Power,				
Sr. Notes, Ser. G	6.60	2/15/33	20,000	20,702
Peco Energy,				
First Mortgage Bonds	3.50	5/1/08	135,000	133,205
Southern California Edison,				
First Mortgage Bonds, Ser. 06-E	5.55	1/15/37	70,000	64,752
TXU Electric Delivery,				
Bonds	5.74	9/16/08	45,000 b,c	45,033
				677,971

Environmental Control--.5%

Oakmont Asset Trust,				
Notes	4.51	12/22/08	155,000 b	**153,199**

Food & Beverages--1.1%

Coors Brewing,				
Gtd. Notes	6.38	5/15/12	10,000	10,344
H.J. Heinz,				
Notes	6.43	12/1/20	150,000 b	151,801
Safeway,				
Sr. Unscd. Notes	4.95	8/16/10	135,000	133,577
Tyson Foods,				
Sr. Unscd. Notes	6.85	4/1/16	60,000 c	61,176
				356,898

Foreign/Governmental--.6%

Republic of South Africa,				
Notes	5.88	5/30/22	100,000	95,625
Russian Federation,				
Unsub. Bonds	8.25	3/31/10	110,003 b	113,710
				209,335

Health Care--1.2%

Schering-Plough,				
Sr. Unscd. Bonds	5.55	12/1/13	125,000 c	125,605
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	115,000	106,305
UnitedHealth Group,				
Sr. Unscd. Notes	5.25	3/15/11	150,000	149,468
				381,378

Lodging & Entertainment--.4%

Carnival,				
Gtd. Notes	3.75	11/15/07	140,000	**139,297**

Machinery-Construction & Material--.1%

Atlas Copco,				
Bonds	5.60	5/22/17	45,000 b	**43,777**

Media--1.6%

British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	95,000	97,048
Comcast,				
Gtd. Notes	5.66	7/14/09	160,000 c	159,771
Comcast,				
Gtd. Notes	6.50	11/15/35	120,000	114,607
News America,				
Gtd. Debs.	7.63	11/30/28	90,000	96,842
Time Warner,				
Gtd. Debs.	6.50	11/15/36	70,000	66,649
				534,917

Oil & Gas--1.6%

Amerada Hess,				
Unscd. Notes	6.65	8/15/11	115,000	119,617
BJ Services,				
Sr. Unscd. Notes	5.53	6/1/08	255,000 c	255,285
Buckeye Partners,				
Sr. Unscd. Notes	5.30	10/15/14	145,000	139,781
El Paso Natural Gas,				
Sr. Unscd. Notes	5.95	4/15/17	20,000 b	19,491
				534,174

Paper & Forest Products--.4%

Temple-Inland,				
Gtd. Notes	6.63	1/15/18	120,000	**116,297**

Property & Casualty Insurance--2.3%

Ace INA Holdings,				
Gtd. Notes	5.70	2/15/17	85,000	82,939

Aegon Funding,				
Gtd. Notes	5.75	12/15/20	70,000	70,701
American International Group,				
Sr. Notes	5.05	10/1/15	120,000	114,943
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	170,000	170,288
ING Groep,				
Bonds	5.78	12/29/49	90,000 c	86,689
Lincoln National,				
Sr. Unscd. Notes	5.44	3/12/10	75,000 c	75,121
Principal Financial Group,				
Gtd. Notes	6.05	10/15/36	60,000	58,352
Willis North America,				
Gtd. Notes	6.20	3/28/17	85,000	84,961
				743,994
Real Estate Investment Trusts--7.1%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	175,000 a	168,100
Arden Realty,				
Sr. Unscd. Notes	5.20	9/1/11	140,000	139,569
Arden Realty,				
Notes	5.25	3/1/15	25,000	24,332
Boston Properties,				
Sr. Notes	6.25	1/15/13	140,000	144,537
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	100,000	100,007
Duke Realty,				
Sr. Notes	5.25	1/15/10	300,000	298,301
ERP Operating,				
Notes	5.13	3/15/16	75,000	70,312
ERP Operating,				
Notes	5.75	6/15/17	90,000	87,398
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	65,000	66,100
Federal Realty Investment Trust,				
Bonds	6.20	1/15/17	90,000	91,452
First Industrial,				
Sr. Notes	5.95	5/15/17	35,000	34,353
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	200,000	189,383
HRPT Properties Trust,				
Sr. Unscd. Notes	5.96	3/16/11	50,000 c	50,021
Istar Financial,				
Sr. Unscd. Notes	5.71	3/9/10	185,000 c	185,362
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	35,000	34,105
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	100,000	98,466
Mack-Cali Realty,				
Sr. Unscd. Notes	5.13	1/15/15	70,000 a	66,537
Mack-Cali Realty,				
Notes	5.25	1/15/12	35,000	34,268
Regency Centers,				
Gtd. Notes	5.25	8/1/15	105,000	100,860
Regency Centers,				
Sr. Unscd. Notes	5.88	6/15/17	25,000	24,838
Simon Property Group,				
Unsub. Notes	5.25	12/1/16	65,000	61,885
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	60,000	60,427
Socgen Real Estate,				

Bonds	7.64	12/29/49	200,000 b,c	200,692
				2,331,305
Residential Mortgage Pass-Through Ctfs.--3.5%				
American General Mortgage Loan				
Trust, Ser. 2006-1, Cl. A1	5.75	12/25/35	45,066 b	44,967
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. M6	5.96	4/25/36	107,769 b,c	105,900
CSAB Mortgage Backed Trust,				
Ser. 2006-3, Cl. A1A	6.00	11/25/36	63,363 c	63,166
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.67	5/25/36	66,252 c	66,394
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B1	6.06	6/25/36	40,956 c	40,713
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.06	6/25/36	99,893 c	97,029
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	190,000 c	184,833
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	105,000 c	102,366
Washington Mutual,				
Ser. 2004-AR7, Cl. A6	3.94	7/25/34	150,000 c	146,862
Washington Mutual,				
Ser. 2003-AR10, Cl. A6	4.06	10/25/33	125,000 c	123,480
Washington Mutual,				
Ser. 2004-AR9, Cl. A7	4.15	8/25/34	195,000 c	191,108
				1,166,818
Retail--.7%				
CVS Caremark,				
Sr. Unscd. Notes	5.66	6/1/10	60,000 c	60,074
CVS Caremark,				
Sr. Unscd. Notes	5.75	6/1/17	60,000	57,538
Delhaize Group,				
Notes	6.50	6/15/17	35,000 b	34,009
Federated Retail Holding,				
Gtd. Bonds	5.35	3/15/12	20,000	19,882
Federated Retail Holding,				
Gtd. Notes	5.90	12/1/16	40,000	38,757
Federated Retail Holding,				
Gtd. Notes	6.38	3/15/37	35,000	34,312
				244,572
State/Territory Gen Oblg--2.5%				
Erie Tobacco Asset				
Securitization/NY, Tobacco				
Settlement Asset-Backed Bonds	6.00	6/1/28	60,000	57,653
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	275,000	280,178
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.54	6/1/34	75,000 c	73,202
Tobacco Settlement Authority of				
Iowa, Tobacco Settlement				
Asset-Backed Bonds	6.50	6/1/23	265,000	261,165
Tobacco Settlement Finance				
Authority of West Virginia,				
Tobacco Settlement				
Asset-Backed Bonds	7.47	6/1/47	140,000	140,997
				813,195
Telecommunications--3.2%				
AT & T Wireless Services,				
Sr. Notes	7.88	3/1/11	170,000	182,900

Deutsche Telekom International				
Finance, Gtd. Notes	5.54	3/23/09	235,000 c	235,465
France Telecom,				
Unsub. Notes	7.75	3/1/11	90,000 c	96,710
France Telecom,				
Notes	8.50	3/1/31	85,000 c	106,800
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	30,000	33,570
Sprint Capital,				
Gtd. Notes	8.75	3/15/32	89,000	98,063
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	185,000	186,045
Time Warner Cable,				
Sr. Unscd. Notes	6.55	5/1/37	115,000 b	110,192
				1,049,745
Transportation--.2%				
Union Pacific,				
Unscd. Notes	6.65	1/15/11	60,000	**61,917**
U.S. Government Agencies/Mortgage-Backed--38.0%				
Federal Home Loan Mortgage Corp.:				
5.00%			690,000 d	668,755
5.50%			2,205,000 d	2,147,476
4.00%, 10/1/09			63,932	62,604
4.50%, 10/1/09			97,976	96,668
5.00%, 6/1/33			323,129	304,820
5.40%, 3/2/12			91,000	90,684
6.00%, 6/1/12 - 2/1/14			25,955	26,217
6.50%, 3/1/11 - 9/1/29			39,458	40,254
7.00%, 3/1/12			14,339	14,714
7.50%, 12/1/25 - 1/1/31			40,339	42,208
8.00%, 10/1/19 - 10/1/30			20,392	21,288
8.50%, 7/1/30			1,579	1,692
9.00%, 8/1/30			2,999	3,251
Federal National Mortgage Association:				
5.50%			510,000 d	492,548
6.00%			3,250,000 d	3,244,760
4.00%, 5/1/10			164,670	159,618
4.50%, 6/1/10			76,174	74,353
5.00%, 7/1/11 - 10/1/11			160,204	158,791
5.50%, 1/1/34			468,035	454,363
5.75%, 8/3/09			285,000	284,994
6.00%, 9/1/13 - 2/1/17			141,510	142,713
7.00%, 7/1/15 - 6/1/29			30,432	31,544
7.50%, 3/1/12 - 3/1/31			35,151	36,399
8.00%, 5/1/13 - 3/1/31			19,112	20,051
Grantor Trust,				
Ser. 2001-T11, Cl. B,				
5.50%, 9/25/11			210,000	212,413
Government National Mortgage Association I:				
6.00%, 1/15/29			49,439	49,552
6.50%, 9/15/08 - 6/15/29			60,522	61,941
7.00%, 8/15/25 - 9/15/31			53,336	55,757
7.50%, 12/15/26 - 1/15/31			12,473	13,070
8.00%, 1/15/30 - 10/15/30			18,882	20,058
8.50%, 4/15/25			9,008	9,737
9.00%, 10/15/27			11,240	12,184
9.50%, 2/15/25			7,115	7,785
Ser. 2004-43, Cl. A, 2.82%,				
12/16/19			240,510	232,249
Ser. 2004-23, Cl. B, 2.95%,				
3/16/19			222,978	215,099

Ser. 2004-57, Cl. A, 3.02%, 1/16/19	138,032	133,873
Ser. 2004-97, Cl. AB, 3.08%, 4/16/22	218,511	212,079
Ser. 2003-64, Cl. A, 3.09%, 4/16/24	49,055	48,521
Ser. 2004-9, Cl. A, 3.36%, 8/16/22	340,334	329,751
Ser. 2004-25, Cl. AC, 3.38%, 1/16/23	262,795	255,156
Ser. 2004-77, Cl. A, 3.40%, 3/16/20	177,268	173,043
Ser. 2004-67, Cl. A, 3.65%, 9/16/17	123,952	121,651
Ser. 2006-67, Cl. A, 3.95%, 10/6/11	345,755	335,985
Ser. 2005-50, Cl. A, 4.02%, 10/16/26	96,364	94,516
Ser. 2005-9, Cl. A, 4.03%, 5/16/22	108,866	106,768
Ser. 2005-12, Cl. A, 4.04%, 5/16/21	81,653	80,031
Ser. 2005-42, Cl. A, 4.05%, 7/16/20	117,441	115,336
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	197,274	192,340
Ser. 2004-51, Cl. A, 4.15%, 2/16/18	222,142	218,342
Ser. 2006-9, Cl. A, 4.20%, 8/16/26	279,739	273,541
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	96,205	94,137
Ser. 2005-67, Cl. A, 4.22%, 6/16/21	31,776	31,296
Ser. 2006-51, Cl. A, 4.25%, 10/16/30	143,397	139,996
Ser. 2005-59, Cl. A, 4.39%, 5/16/23	58,905	58,028
		12,525,000

U.S. Government Securities--20.4%

U.S. Treasury Bonds:

4.50%, 2/15/36	180,000 a	168,356
4.75%, 2/15/37	465,000 e	452,794

U.S. Treasury Notes:

4.50%, 5/15/10	70,000 a	69,934
4.50%, 2/28/11	321,000 a	320,398
4.50%, 5/15/17	3,205,000 e	3,137,647
4.63%, 7/31/12	2,145,000 e	2,147,851
4.88%, 8/15/16	100,000 a	100,641
5.13%, 5/15/16	330,000 a	337,941
		6,735,562

Total Bonds and Notes

(cost $44,279,716)   **43,861,542**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.0%		
3-Month Floor USD Libor-BBA Interest Rate, January 2009 @ 4	1,900,000	**650**
Put Options--.0%		

U.S. Treasury 10-Year Notes			
August 2007@ 103.50		600,000	94
U.S. Treasury 10-Year Notes			
September 2007 @ 104.50		600,000	844
			938
Total Options			
(cost $7,524)			**1,588**

	Principal	
Short-Term Investments--1.2%	Amount ($)	Value ($)
Commerical Paper--.7%		
Cox Enterprises,		
5.60%, 8/15/07	250,000 b,c	**250,000**
U.S. Government Agencies--.3%		
Federal National Mortgage		
Association, 5.11%, 9/28/07	95,000	**94,218**
U.S. Treasury Bills--.2%		
4.66%, 9/6/07	50,000 f	**49,753**
Total Short-Term Investments		
(cost $393,985)		**393,971**

Other Investment--2.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $726,000)	726,000 g	**726,000**

Investment of Cash Collateral for		
Securities Loaned--4.5%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $1,474,568)	1,474,568 g	**1,474,568**
Total Investments (cost $46,881,793)	**141.0%**	**46,457,669**
Liabilities, Less Cash and Receivables	**(41.0%)**	**(13,507,441)**
Net Assets	**100.0%**	**32,950,228**

a   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities
on loan is $1,439,009 and the total market value of the collateral held by the fund is $1,474,568.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
transactions exempt from registration, normally to qualified institutional buyers. At July 31 2007, these securities
amounted to $4,638,320 or 14.1% of net assets.

c   Variable rate security--interest rate subject to periodic change.

d   Purchased on a forward commitment basis.

e   Purchased on a delayed delivery basis.

f   All or partially held by a broker as collateral for open financial futures positions.

g   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES

July 31, 2007 (Unaudited)

				Unrealized
		Market Value		Appreciation
		Covered by		(Depreciation)
	Contracts	Contracts ($)	Expiration	at 7/31/2007 ($)

Financial Futures Short

U.S. Treasury 2 year Notes	8	(1,639,500)	September 2007	(6,644)
U.S. Treasury 5 year Notes	2	(210,938)	September 2007	(1,474)
U.S. Treasury 10 year Notes	17	(1,826,172)	September 2007	(21,380)
U.S. Treasury 30 year Bonds	5	(550,313)	September 2007	(6,407)
				(35,905)

STATEMENT OF OPTIONS WRITTEN
July 31, 2007 (Unaudited)

	Contracts	Value ($)
Call Options		
U.S. Treasury 10-Year Notes		
August 2007 @ 107		
(Premium received $1,017)	6	**(5,062)**

-

STATEMENT OF INVESTMENTS
Dreyfus Premier Small Cap Value Fund
July 31, 2007 (Unaudited)

Common Stocks--100.2%	Shares	Value ($)
Banks--9.0%		
Boston Private Financial Holdings	115,600	2,946,644
Cascade Bancorp	145,800	3,179,898
Citizens Republic Bancorp	116,600	1,877,260
Corus Bankshares	116,600 a	1,895,916
CVB Financial	117,330	1,148,661
East West Bancorp	100,000	3,666,000
Euronet Worldwide	113,700 b	2,889,117
F.N.B.	162,400	2,437,624
First Charter	91,600	1,688,188
First Commonwealth Financial	130,200	1,234,296
First Community Bancorp/CA	94,100	4,725,702
First State Bancorporation/NM	69,400	1,197,844
Hanmi Financial	125,000	1,812,500
Sterling Bancshares/TX	510,250	5,311,702
SVB Financial Group	87,500 a,b	4,609,500
UCBH Holdings	106,200	1,745,928
UMB Financial	70,100	2,617,534
Umpqua Holdings	54,100	1,028,982
Whitney Holding	127,400	3,183,726
Wilmington Trust	86,000	3,348,840
		52,545,862
Consumer Cyclical--8.8%		
AFC Enterprises	75,200	1,178,384
Barnes & Noble	49,800	1,670,790
Bon-Ton Stores	60,900	1,554,168
Carter's	147,400 b	3,120,458
Cato, Cl. A	119,500	2,471,260
Charlotte Russe Holding	130,400 b	2,317,208
Group 1 Automotive	61,000	2,288,720
Jack in the Box	60,000 b	3,839,400
Kellwood	62,500	1,602,500
Longs Drug Stores	31,500	1,523,340
Monarch Casino & Resort	75,000 b	2,121,750
Morton's Restaurant Group	91,200 b	1,647,984
O'Charleys	116,600	2,067,318
Papa John's International	53,900 b	1,478,477
Pilgrim's Pride	187,900	6,328,472
Rent-A-Center	120,800 b	2,344,728
SkyWest	137,500	3,067,625
Sonic Automotive, Cl. A	85,200	2,334,480
Sotheby's	56,900	2,432,475
Speedway Motorsports	45,800	1,693,226
Steven Madden	93,400	2,633,880
Wolverine World Wide	75,000	2,029,500
		51,746,143
Consumer Hard Goods--2.6%		
Aftermarket Technology	166,100 b	5,041,135
ArvinMeritor	86,000	1,705,380
Federal Signal	183,600	2,469,420
Furniture Brands International	138,400	1,525,168
Movado Group	79,100	2,233,784
Multimedia Games	228,000 b	2,389,440
		15,364,327

Consumer Staples--4.9%

Casey's General Stores	76,300	1,902,159
Elizabeth Arden	179,700 b	3,870,738
Ennis	217,400	4,387,132
Flowers Foods	124,500	2,552,250
Imation	136,100	4,257,208
Performance Food Group	61,800 a,b	1,771,188
Ralcorp Holdings	41,700 b	2,166,732
The Pantry	87,500 a,b	3,048,500
TreeHouse Foods	100,000 b	2,241,000
Tupperware Brands	92,500	2,405,925
		28,602,832

Financial--20.7%

Argonaut Group	112,500	3,097,125
Ashford Hospitality Trust	300,000	3,066,000
Aspen Insurance Holdings	79,500	1,943,775
Asta Funding	92,400	3,333,792
BankUnited Financial, Cl. A	187,400	3,155,816
BioMed Realty Trust	130,600	2,852,304
Calamos Asset Management, Cl. A	74,800	1,847,560
Cedar Shopping Centers	210,400	2,644,728
Delphi Financial Group, Cl. A	144,650	5,810,591
Entertainment Properties Trust	70,800	3,154,140
FelCor Lodging Trust	192,400	4,225,104
First Industrial Realty Trust	75,900	2,938,089
First Niagara Financial Group	249,900	3,213,714
First Potomac Realty Trust	49,400	967,746
FirstFed Financial	87,500 b	3,955,000
Health Care REIT	63,800	2,342,098
Highwoods Properties	107,500	3,496,975
Horace Mann Educators	117,600	2,096,808
Investment Technology Group	113,900 b	4,551,444
Knight Capital Group, Cl. A	347,600 b	4,915,064
Lexington Realty Trust	120,800	2,279,496
Medical Properties Trust	229,100	2,565,920
National Financial Partners	69,500	3,222,020
National Retail Properties	154,100	3,337,806
Newcastle Investment	91,600	1,649,716
Omega Healthcare Investors	133,600	1,727,448
Pennsylvania Real Estate Investment Trust	111,000	4,322,340
Phoenix Cos.	145,800	2,010,582
ProAssurance	102,100 b	5,041,698
Realty Income	135,700	3,184,879
Safety Insurance Group	102,100	3,399,930
SeaBright Insurance Holdings	166,600 b	3,020,458
Selective Insurance Group	214,500	4,401,540
Sterling Financial/WA	55,400	1,258,134
Sunstone Hotel Investors	208,200	5,167,524
Susquehanna Bancshares	161,800	2,799,140
Universal American Financial	170,600 b	3,396,646
Zenith National Insurance	126,200	5,093,432
		121,486,582

Health Care--6.4%

Alpharma, Cl. A	134,300 b	3,329,297
AMERIGROUP	62,600 b	1,732,768
Chattem	23,800 b	1,336,608
Gentiva Health Services	148,800 b	2,971,536
Greatbatch	159,500 b	4,949,285
Haemonetics/Mass.	57,100 b	2,821,882

HealthSpring	104,100 b	1,780,110
ICU Medical	83,300 b	2,768,892
Magellan Health Services	48,900 b	2,044,998
Noven Pharmaceuticals	72,100 b	1,280,496
Perrigo	98,900	1,844,485
Prestige Brands Holdings	125,000 b	1,563,750
Sciele Pharma	212,400 b	4,925,556
STERIS	103,300	2,825,255
ViroPharma	116,600 b	1,498,310
		37,673,228
Industrial--10.6%		
A.O. Smith	56,000	2,718,800
ABM Industries	116,300	2,926,108
Apogee Enterprises	95,200	2,452,352
Atlas Air Worldwide Holdings	59,500 b	3,225,495
Briggs & Stratton	110,500	3,133,780
Building Materials Holding	133,200	1,850,148
Comfort Systems USA	337,400	4,365,956
Dollar Thrifty Automotive Group	82,000 b	3,027,440
EnerSys	150,600 b	2,725,860
EnPro Industries	162,400 b	6,395,312
FreightCar America	41,700	1,971,159
Heidrick & Struggles International	58,300 b	3,133,042
Kelly Services, Cl. A	78,300	1,945,755
Mueller Industries	113,900	4,200,632
Old Dominion Freight Line	62,000 b	1,789,320
Orbital Sciences	121,900 b	2,583,061
Pacer International	116,600	2,566,366
Robbins & Myers	35,200	1,856,096
Rofin-Sinar Technologies	47,900 b	3,116,853
Saia	101,500 b	2,053,345
Schulman (A.)	75,600	1,755,432
Spherion	254,100 b	2,243,703
		62,036,015
Information Services--6.6%		
American Reprographics	60,500 b	1,507,660
CBIZ	295,700 b	2,013,717
Cox Radio, Cl. A	151,900 b	1,967,105
CRA International	56,900 b	2,713,561
Deluxe	100,100	3,779,776
Earthlink	411,100 b	2,857,145
First Advantage, Cl. A	58,300 b	1,171,247
Harris Interactive	270,700 b	1,212,736
Interwoven	95,000 b	1,315,750
Live Nation	83,300 b	1,654,338
MPS Group	232,600 b	3,100,558
PAREXEL International	67,200 b	2,716,896
Perot Systems, Cl. A	354,300 b	5,392,446
Scholastic	69,000 b	2,220,420
SonicWALL	258,200 b	2,282,488
Vignette	120,600 b	2,537,424
		38,443,267
Materials--8.5%		
Arch Chemicals	166,500	5,890,770
Bowater	86,400	1,695,168
Carpenter Technology	24,400	2,896,036
Greif, Cl. A	122,600	6,743,000
H.B. Fuller	232,400	6,421,212
Oil States International	125,900 b	5,506,866
OM Group	54,800 b	2,654,512

PolyOne	358,200 b	2,693,664
Quanex	80,400	3,622,824
Silgan Holdings	39,100	2,018,342
Spartech	95,500	2,105,775
U.S. Concrete	284,100 b	2,156,319
United Stationers	60,000 b	3,824,400
USEC	89,500 b	1,502,705
		49,731,593
Oil & Gas Producers--3.1%		
Basic Energy Services	81,000 b	1,702,620
Callon Petroleum	187,000 b	2,619,870
Cimarex Energy	92,600	3,504,910
Parker Drilling	264,500 b	2,491,590
Swift Energy	131,900 b	5,637,406
Trico Marine Services	58,300 b	2,066,735
		18,023,131
Technology--13.4%		
Anixter International	36,600 b	3,024,990
Applied Industrial Technologies	55,300	1,569,967
Avid Technology	54,100 a,b	1,736,610
Avocent	125,000 b	3,418,750
Cabot Microelectronics	75,000 b	3,197,250
Checkpoint Systems	109,600 b	2,528,472
Coherent	100,000 b	2,895,000
Cohu	117,900	2,356,821
CTS	116,600	1,485,484
Cymer	37,500 b	1,603,125
Dycom Industries	122,000 b	3,409,900
Eagle Test Systems	92,100 b	1,380,579
EMCOR Group	204,600 b	7,345,140
EMS Technologies	101,500 b	2,229,955
Emulex	137,900 b	2,730,420
Exar	116,600 b	1,647,558
Foundry Networks	96,300 b	1,693,917
i2 Technologies	111,300 a,b	1,807,512
Informatica	179,700 b	2,505,018
Itron	40,000 a,b	3,177,200
Ixia	213,900 b	2,002,104
ManTech International, Cl. A	38,077 b	1,243,595
Methode Electronics	135,500	2,191,035
Micrel	153,400	1,587,690
MTS Systems	52,000	2,171,000
OmniVision Technologies	118,600 a,b	2,036,362
Palm	82,400 b	1,229,408
Park Electrochemical	112,600	3,338,590
SPSS	64,500 b	2,647,080
Technitrol	112,300	2,919,800
TIBCO Software	379,000 b	3,081,270
Websense	125,400 b	2,502,984
		78,694,586
Telecommunications--.6%		
Cincinnati Bell	337,400 b	1,740,984
Consolidated Communications		
Holdings	94,700	1,725,434
		3,466,418
Utilities--5.0%		
Atmos Energy	83,300	2,338,231
Cleco	89,000	2,113,750
El Paso Electric	71,200 b	1,656,824
Empire District Electric	112,500	2,440,125

Great Plains Energy	88,800	2,465,088
IDACORP	57,900	1,792,584
New Jersey Resources	61,100	2,871,700
Northwest Natural Gas	48,500	2,020,995
PNM Resources	158,300	4,088,889
Southwest Gas	106,300	3,303,804
Westar Energy	104,100	2,396,382
WGL Holdings	69,300	2,074,842
		29,563,214
Total Common Stocks		
(cost $593,003,606)		**587,377,198**

**Investment of Cash Collateral for
Securities Loaned--1.3%**

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $7,376,986)	7,376,986 [c]	**7,376,986**
Total Investments (cost $600,380,592)	**101.5%**	**594,754,184**
Liabilities, Less Cash and Receivables	**(1.5%)**	**(8,511,743)**
Net Assets	**100.0%**	**586,242,441**

a   All or a portion of these securities are on loan. At July 31, 2007, the total market value of the fund's securities on loan is
     $7,048,263 and the total market value of the collateral held by the fund is $7,376,986.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Premier Strategic Income Fund

July 31, 2007 (Unaudited)

Bonds and Notes--98.0%		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--5.7%					
Americredit Prime Automobile					
Receivables, Ser. 2007-1, Cl. E		6.96	3/8/16	120,000 a	118,813
Ford Credit Auto Owner Trust,					
Ser. 2006-C, Cl. D		6.89	5/15/13	625,000 a	629,769
Ford Credit Auto Owner Trust,					
Ser. 2007-A, Cl. D		7.05	12/15/13	250,000 a	250,312
Ford Credit Auto Owner Trust,					
Ser. 2006-B, Cl. D		7.12	2/15/13	250,000 a	256,774
USAA Auto Owner Trust,					
Ser. 2004-2, Cl. A4		3.58	2/15/11	49,690	49,368
					1,305,036
Asset-Backed Ctfs./Home Equity Loans--1.2%					
Aames Mortgage Investment Trust,					
Ser. 2005-4, Cl. B1		8.07	10/25/35	225,000 b	171,297
Morgan Stanley Mortgage Loan					
Trust, Ser. 2006-15XS, Cl. A6B		5.83	11/25/36	70,000 b	69,569
Renaissance Home Equity Loan					
Trust, Ser. 2005-2, Cl. M9		6.64	8/25/35	40,000 b	28,586
					269,452
Automotive, Trucks & Parts--.2%					
Goodyear Tire & Rubber,					
Sr. Notes		9.13	12/1/09	35,000 a,b	**35,000**
Banks--15.3%					
ABN Amro Bank,					
Sr. Notes	TRY	20.00	1/9/08	725,000 c	565,194
Capital One Financial,					
Sr. Unsub. Notes		5.64	9/10/09	225,000 b	225,228
Chevy Chase Bank,					
Sub. Notes		6.88	12/1/13	115,000	115,000
Colonial Bank,					
Sub. Notes		8.00	3/15/09	200,000	207,561
Deutsche Bank,					
Sr. Unsub. Notes	ISK	12.50	1/18/08	12,000,000 c	194,643
Glitnir Banki,					
Unscd. Bonds		7.45	9/14/49	225,000 a,b	232,530
ICICI Bank,					
Bonds		5.90	1/12/10	100,000 a,b	100,471
Islandsbanki,					
Notes		5.52	10/15/08	100,000 a,b	99,941
KFW,					
Govt. Gtd. Notes	TRY	19.00	1/29/08	725,000 c	563,889
Oeseterreichische Kontrollbank,					
Govt. Gtd. Notes	TRY	19.50	11/9/07	724,000 c	564,641
Sovereign Bancorp,					
Sr. Unscd. Notes		5.59	3/23/10	160,000 b	160,027
SunTrust Preferred Capital I,					
Bank Gtd. Notes		5.85	12/31/49	35,000 b	34,439
USB Capital IX,					
Gtd. Notes		6.19	4/15/49	450,000 b	445,080
					3,508,644
Broadcasting--1.7%					
Clear Channel Communications,					
Sr. Notes		4.63	1/15/08	405,000	**400,446**

Building & Construction--.5%

D.R. Horton,					
Sr. Unsub. Notes		6.00	4/15/11	80,000	76,681
Masco,					
Sr. Unscd. Notes		5.66	3/12/10	45,000 b	44,590
					121,271

Commercial Mortgage Pass-Through Ctfs.--4.2%

Bayview Commercial Asset Trust,					
Ser. 2004-1, Cl. A		5.68	4/25/34	54,362 a,b	54,396
Bayview Commercial Asset Trust,					
Ser. 2006-3A, Cl. B3		7.92	10/25/36	444,175 a,b	427,102
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP,					
Cl. K		6.37	3/6/20	100,000 a,b	99,000
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP,					
Cl. L		6.62	3/6/20	335,000 a,b	331,650
SBA CMBS Trust,					
Ser. 2006-1A, Cl. D		5.85	11/15/36	65,000 a	63,127
					975,275

Diversified Financial Services--12.3%

Ameriprise Financial,					
Jr. Sub. Notes		7.52	6/1/66	110,000 b	111,531
Capmark Financial Group,					
Gtd. Notes		5.88	5/10/12	355,000 a	332,287
FCE Bank,					
Notes	EUR	5.16	9/30/09	190,000 b,c	251,258
Ford Motor Credit,					
Notes		5.63	10/1/08	230,000	225,012
Ford Motor Credit,					
Unscd. Notes		6.19	9/28/07	350,000 b	348,053
Glencore Funding,					
Gtd. Notes		6.00	4/15/14	45,000 a	44,536
GMAC,					
Unsub. Notes		6.61	5/15/09	160,000 b	153,948
Goldman Sachs Capital II,					
Gtd. Bonds		5.79	5/8/49	105,000 b	99,350
Janus Capital Group,					
Notes		6.25	6/15/12	220,000	222,884
Lehman Brothers Capital Trust VII,					
Notes		5.86	11/29/49	75,000 b	71,256
Leucadia National,					
Sr. Unscd. Notes		7.00	8/15/13	115,000	108,675
Residential Capital,					
Gtd. Notes		6.66	11/21/08	175,000 b	168,291
Residential Capital,					
Gtd. Notes		7.69	4/17/09	340,000 a,b	328,593
SLM,					
Unscd. Notes, Ser. A		4.50	7/26/10	325,000	304,128
UCI Holdco,					
Sr. Notes		12.36	12/15/13	52,575 a,b	52,312
					2,822,114

Electric Utilities--2.3%

AES,					
Sr. Unsub. Notes		8.88	2/15/11	105,000	107,100
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	35,000	35,969
TXU Electric Delivery,					
Bonds		5.74	9/16/08	145,000 a,b	145,105
TXU,					

Sr. Notes, Ser. O		4.80	11/15/09	235,000	230,971
					519,145
Environmental Control--.6%					
Allied Waste North America,					
Scd. Notes, Ser. B		5.75	2/15/11	50,000	47,250
Allied Waste North America,					
Scd. Notes		6.38	4/15/11	35,000	33,556
Oakmont Asset Trust,					
Notes		4.51	12/22/08	60,000 a	59,303
					140,109
Food & Beverages--.6%					
Stater Brothers Holdings,					
Sr. Notes		7.75	4/15/15	20,000 a	18,700
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	115,000	111,550
					130,250
Foreign/Governmental--8.3%					
Arab Republic of Egypt					
Unsub. Notes	EGP	8.75	7/18/12	1,870,000 a,c	333,468
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.84	6/16/08	210,000 b	209,160
Federal Republic of Brazil,					
Bonds	BRL	12.50	1/5/16	470,000 c	294,437
Mexican Bonos,					
Bonds	MXN	9.00	12/22/11	3,150,000 c	301,895
Mexican Bonos,					
Bonds, Ser. M 30	MXN	10.00	11/20/36	850,000 c	98,048
Republic of Argentina,					
Bonds		5.48	8/3/12	940,000 b	678,328
					1,915,336
Health Care--3.5%					
HCA,					
Sr. Unscd. Notes		7.88	2/1/11	145,000	139,565
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	365,000	355,875
Medco Health Solutions,					
Sr. Unscd. Notes		7.25	8/15/13	160,000	169,928
Tenet Healthcare,					
Sr. Notes		6.38	12/1/11	150,000	128,250
					793,618
Lodging & Entertainment--1.5%					
Cinemark,					
Sr. Discount Notes		9.75	3/15/14	15,000 d	13,575
MGM Mirage,					
Gtd. Notes		8.38	2/1/11	115,000	117,013
MGM Mirage,					
Gtd. Notes		8.50	9/15/10	35,000	35,525
Mohegan Tribal Gaming Authority,					
Sr. Unscd. Notes		6.13	2/15/13	120,000	112,500
Speedway Motorsports,					
Sr. Sub. Notes		6.75	6/1/13	75,000	72,000
					350,613
Machinery--.8%					
Case New Holland,					
Gtd. Notes		7.13	3/1/14	65,000	63,863
Terex,					
Gtd. Notes		7.38	1/15/14	115,000	113,275
					177,138
Media--1.3%					

Comcast,				
Gtd. Notes	5.66	7/14/09	225,000 b	224,678
Time Warner,				
Gtd. Notes	5.59	11/13/09	85,000 b	85,090
				309,768
Packaging & Containers--.5%				
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	115,000	**113,850**
Property & Casualty Insurance--1.4%				
Leucadia National,				
Sr. Notes	7.13	3/15/17	340,000 a	**311,100**
Real Estate Investment Trusts--.2%				
Federal Realty Investment Trust,				
Sr. Unscd. Notes	5.40	12/1/13	50,000	**48,926**
Residential Mortgage Pass-Through Ctfs.--1.9%				
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. M8	7.20	9/25/37	250,000	152,256
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.15	9/25/36	114,326 b	115,468
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	100,000 b	99,727
New Century Alternative Mortgage				
Loan Trust, Ser. 2006-ALT2,				
Cl. AF6A	5.89	10/25/36	60,000 b	59,656
				427,107
Retail--.3%				
Federated Retail Holding,				
Gtd. Bonds	5.35	3/15/12	80,000	**79,527**
State/Territory Gen Oblg--1.9%				
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.54	6/1/34	440,000 b	**429,453**
Telecommunications--3.3%				
America Movil,				
Gtd. Notes	5.46	6/27/08	15,000 a,b	15,003
Intelsat,				
Sr. Unscd. Notes	5.25	11/1/08	155,000	151,900
Qwest,				
Sr. Notes	8.61	6/15/13	210,000 b	218,400
Sprint Capital,				
Gtd. Notes	8.75	3/15/32	95,000	104,674
Time Warner Cable,				
Sr. Unscd. Notes	5.85	5/1/17	105,000 a	101,445
Windstream,				
Gtd. Notes	8.13	8/1/13	170,000	172,763
				764,185
U.S. Government Agencies/Mortgage-Backed--4.9%				
Federal Home Loan Mortgage Corp				
5.50%			585,000 e	565,073
Federal National Mortgage Association				
6.00%			565,000 e	559,527
				1,124,600
U.S. Government Securities--23.6%				
U.S. Treasury Inflation Protected				
Securities, 2.38%, 4/15/11			5,436,369 f	**5,407,672**
Total Bonds and Notes				
(cost $22,420,979)				**22,479,635**
Preferred Stocks--2.7%			Shares	Value ($)

Diversified Financial Services--2.1%		
AES Trust VII,		
Conv., Cum. $3.00	10,000	**498,750**
Oil & Gas--.6%		
Freeport-Mcmoran C&G,		
Conv., Cum. $2.30625	900	**127,395**
Total Preferred Stocks		
(cost $587,500)		**626,145**

Options--1.9%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--1.9%		
3-Month Floor USD Libor-BBA		
Interest Rate, October 2009		
@ 4	4,560,000	4,600
3-Month Floor USD Libor-BBA,		
Swaption	1,010,000	50,033
3-Month Floor USD Libor-USD,		
Swaption	7,590,000	381,413
Dow Jones CDX.IG8		
December 2007 @.450	2,200,000	220
Dow Jones CDX.IG8		
September 2007 @.400	3,700,000	263
		436,529
Put Options--.0%		
U.S. Treasury 10-Year Notes @		
104.5, September 2007	800,000	1,125
U.S. Treasury 5-Year Notes @ 105,		
August 2007	2,500,000	7,422
		8,547
Total Options		
(cost $418,047)		**445,076**

Short-Term Investments--.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.71%, 9/6/07		
(cost $99,529)	100,000 [g]	**99,506**

Other Investment--2.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $595,000)	595,000 [h]	**595,000**

Total Investments (cost $24,121,055)	**105.6%**	**24,245,362**
Liabilities, Less Cash and Receivables	**(5.6%)**	**(1,280,733)**
Net Assets	**100.0%**	**22,964,629**

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2007, these securities amounted to $4,440,737 or 19.3% of net assets.

b Variable rate security--interest rate subject to periodic change.

c Principal amount stated in U.S. Dollars unless otherwise noted.
BRL--Brazilian Real
EGP--Egyptian Pound
EUR--Euro
ISK--Icelandic Krona
MXN--Mexican Peso

TRY--Turkish Lira

d   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

e   Purchased on a forward commitment basis.

f   Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

g   All or partially held by a broker as collateral for open financial futures positions.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
July 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 7/31/2007 ($)
Financial Futures Long				
U.S. Treasury 5 Year Notes	57	6,011,719	September 2007	66,677
U.S. Treasury 10 Year Notes	64	6,875,000	September 2007	134,363
U.S. Treasury 30 year Bonds	6	660,375	Septenber 2007	10,111
Financial Futures Short				
Euro-Bobl	7	(1,025,656)	Septenber 2007	(5,220)
				205,931

See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN
July 31, 2007 (Unaudited)

	Face Amount Covered by Contracts ($)	Value ($)
Call Options		
Dow Jones CDX.IG8:		
September 2007 @ .400	3,700,000	(263)
December 2007 @ .450	2,200,000	(220)
(Premiums received $3,010)		**(483)**